FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For November 9, 2005
Commission File Number:   0-30204

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F [ X ] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [   ]                No  [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 -------------

                                  EXHIBIT INDEX


  Exhibit         Date                    Description of Exhibit
  -------         ----                    ----------------------

    1         2005/11/09     IIJ to List on the Mothers market of the Tokyo
                             Stock Exchange

    2         2005/11/09     Notice on the Board of Directors' Resolution
                             regarding the Issuance of New Shares and Secondary
                             Offering

    3         2005/11/09     IIJ Announces Forecasts for the Interim Period
                             Ended September 30, 2005 and Targets for the Fiscal
                             Year Ending March 31, 2006

    4         2005/11/09     Condensed Consolidated Financial Results for the
                             First Quarter of the Fiscal Year Ended March 31,
                             2006

    5         2005/11/09     IIJ Announces Second Quarter Results for the Year
                             Ending March 31, 2006 - Revenues and profits increased significantly in favorable progress towards our initial annual target -

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     Internet Initiative Japan Inc.




Date:  November 9, 2005              By: /s/ Koichi Suzuki
                                         --------------------------------------
                                         Koichi Suzuki
                                         President, Chief Executive Officer and
                                         Representative Director

                                                                       Exhibit 1


         IIJ to List on the Mothers Market of the Tokyo Stock Exchange


    TOKYO--(BUSINESS WIRE)--Nov. 9, 2005--Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI), one of Japan's leading Internet access and comprehensive network solutions providers, today announced that it received notification that the Tokyo Stock Exchange has approved the listing of its shares of common stock on the Mothers market of the Tokyo Stock Exchange. Pricing is expected to occur on a date between November 24 and November 28, 2005. The expected listing date is December 2, 2005.
    In connection with the Mothers listing, IIJ plans to issue 12,500 new shares (equivalent to 5,000,000 American Depository Receipts ("ADRs")) and two shareholders, NIF SMBC Ventures Co., Ltd. and JAFCO Co., Ltd., which are Japanese venture capital firms, plan to sell 7,500 existing shares in an underwritten public offering in Japan. In addition, the lead underwriter will be provided by the selling shareholders with the option to purchase up to 3,000 additional shares to cover over-allotments, if any. The newly issued shares will comprise approximately 6.1% of IIJ's total shares after giving effect to the issuance. IIJ plans to use the proceeds from the issuance of the new shares for ongoing capital investment in operations and research and development.
    The offer price for the public offering in Japan will be based on the average of the closing price of ADRs on the NASDAQ National market for five days prior to the pricing date subject to a discount determined in accordance with market demand under the Japanese market practice. In the case the average is higher than the closing price on the date prior to the pricing date, the closing price on the date prior to the pricing date will be used for calculation of the price.
    IIJ has been advised by the prospective lead underwriter for the offering that the underwriters may conduct stabilizing and other activities in connection with the offering, in accordance with applicable laws. The closing of the offering requires the satisfaction of various conditions, including fulfilling the listing requirements of the Mothers market of the Tokyo Stock Exchange.

    Any shares sold in connection with the proposed offering have not been and will not be registered under the U.S. Securities Exchange Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.
    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement.


    CONTACT: Internet Initiative Japan Inc.
             IIJ Corporate Communications, +81-3-5259-6500 ir@iij.ad.jp http://www.iij.ad.jp/

                                                                       Exhibit 2

[English Translation]

                                                                November 9, 2005

                                                                   Koichi Suzuki
                                          President, Chief Executive Officer and
                                                         Representative Director
                                                  Internet Initiative Japan Inc.
                                        1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo
                                                                           Japan
                                                 (Code Number: 3774 TSE Mothers)
                                                          Contact: Akihisa Watai
                                           Director, Chief Financial Officer and
                                                        Chief Accounting Officer
                                                      Telephone: +81-3-5259-6500


             Notice on the Board of Directors' Resolution regarding
               the Issuance of New Shares and Secondary Offering

Internet Initiative Japan Inc. (the "Company") would like to announce that at the meeting of the Board of Directors held on November 9, 2005, the issuance of new shares and secondary offering accompanying the proposed listing of its shares on the Mothers of the Tokyo Stock Exchange was resolved. The details of the resolution are as follows:

1. Public offering of new shares

(1) Number of new shares to be issued

          12,500 shares of common stock

(2) Issue price

          To be determined on a date between Thursday, November 24, 2005 to Monday, November 28, 2005 (the "pricing date") by the method prescribed in Article 7-2 of No.14 Rules of Fair Practice of the Japan Securities Dealers Association.

(3) Amount of issue price not to be included in stated capital

          Amount of the issue price determined pursuant to Item (2) above, less the amount to be incorporated into the stated capital. The amount to be incorporated into the stated capital means one half of the issue price, and any fraction less than one yen remaining after the calculation shall be rounded up to the nearest yen.

(4) Method of offering

          Public underwriting offering. Nomura Securities Co., Ltd., SMBC Friend Securities Co., Ltd., Mizuho Securities Co., Ltd., Mitsubishi UFJ Securities Co., Ltd., Shinko Securities Co., Ltd., Okasan Securities Co., Ltd., Goldman Sachs (Japan) Ltd., Nikko Citigroup Limited, Merrill Lynch Japan Securities Co., Ltd., Takagi Securities Co., Ltd., Maruhachi Securities Co., Ltd., E*TRADE Securities Co., Ltd., MONEX BEANS, Inc., Rakuten Securities, Inc., Retela Crea Securities Co., Ltd. and Lehman Brothers Japan Inc. (collectively, the "underwriters") will underwrite all shares. The offer price for the general public offering ("offer price") will be determined by the method prescribed in Article 7-2 of No.14 Rules of Fair Practice of the Japan Securities Dealers Association. The offer price will be based on the average of the closing prices of the Company's American Depository Receipts representing the Company's shares of common stock ("the Company's ADRs") on the U.S. NASDAQ National Market (less than one cent will be

--------------------------------------------------------------------------------
Note:This notice is intended as a press release for a general announcement concerning IIJ's issuance and sale of new shares. It is not intended as a solicitation of investment. Any investments should be made at the discretion of individual investors after reading IIJ's prospectus on the issuance and sale of shares and any revisions thereto. The shares subject to the aforementioned new share offering and secondary offering have not been and will not be registered under the United States Securities Act of 1933, as amended ("the Securities Act") and may not be offered or sold in the United States or to US persons absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.
--------------------------------------------------------------------------------
          omitted) for the five trading days before the pricing date (days without a closing price are not included), multiplied by 400 (the stock-ADR conversion ratio) and the dollar-yen exchange rate of the Bank of Tokyo Mitsubishi's telegraphic transfer middle rate on the pricing date, and multiplied by a rate between 0.90 to 1.00 (less than one yen will be omitted). In the event that the closing price on the day before the pricing date (when there is no closing price, the nearest day with a closing price) is below the average price above, the offer price will be based on the closing price on the previous day (or the nearest day), calculated as above and multiplied by a rate between 0.90 to 1.00 (less than one yen to be omitted) and determined in consideration of demand conditions.

(5) Compensation to the Underwriters

          No underwriting fees will be paid. Instead, the total amount of the difference between the offer price and the issue price paid by the underwriters to the Company will be retained by the underwriters.

(6) Subscription period

          From the next business day after the pricing date through two business days after the pricing date

(7) Payment date

          Thursday, December 1, 2005

(8) Commencement date for accrual of dividends

          Saturday, October 1, 2005

(9) Minimum subscription unit

          1 share

(10) The issue price, the amount of the issue price not to be included in stated capital, and all the other matters required for the issuance of new shares will be decided by Koichi Suzuki, the Company's president and representative director.

(11) Each of the above items shall be conditional on the effectiveness of registration under the Securities and Exchange Law of Japan.

2. Secondary offering (of shares sold through underwriting by the underwriter)

(1) Number of shares to be sold

          7,500 shares of common stock

(2) Sellers and the number of shares to be sold

          NIF SMBC Ventures Co.,Ltd.: 3,750 shares JAFCO Co., Ltd.: 3,750 shares

(3) Offer price

          The offer price will be determined by the method as prescribed in
          Article 7-2 of No.14 Rules of Fair Practice of the Japan Securities Dealers Association. The offer price is based on the average of closing price of the Company's ADRs on the U.S. NASDAQ National Market (less than one cent will be omitted) for the five trading days before the pricing date (days without a closing price are not included), multiplied by 400 (the stock-ADR conversion ratio) and the dollar-yen exchange rate of the Bank of Tokyo Mitsubishi's telegraphic transfer middle rate on the pricing date, and multiplied by a rate between 0.90 to 1.00 (less than one yen will be omitted). In the event that the closing price on the day before the pricing date (when there is no closing price, the nearest day with a closing price) is below the average price above, the offer price is based on the closing price on the previous day (or the nearest date), calculated as above and multiplied by a rate between 0.90 to 1.00 (less than one yen to be omitted) and determined in consideration of demand conditions.

(4) Sales method

          Nomura Securities Co., Ltd. (the "underwriter of secondary offering") will underwrite all shares. Compensation to the underwriter of the

--------------------------------------------------------------------------------
Note:This notice is intended as a press release for a general announcement concerning IIJ's issuance and sale of new shares. It is not intended as a solicitation of investment. Any investments should be made at the discretion of individual investors after reading IIJ's prospectus on the issuance and sale of shares and any revisions thereto. The shares subject to the aforementioned new share offering and secondary offering have not been and will not be registered under the United States Securities Act of 1933, as amended ("the Securities Act") and may not be offered or sold in the United States or to US persons absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.
--------------------------------------------------------------------------------
          secondary offering will consist of the total amount of the difference between the offer price and the underwriting price, which is the price paid by the underwriter of the secondary offering to the Company.

(5) Subscription period

          From the next business day after the pricing date through two business days after the pricing date

(6) Transfer date

          Friday, December 2, 2005

(7) Minimum subscription unit

          1 share

(8) The offer price and all the other matters required for the secondary offering of shares sold through underwriting by the underwriter will be decided by Koichi Suzuki, the Company's president and representative director.

(9) Each of the above items shall be conditional on the effectiveness of registration under the Securities and Exchange Law of Japan.

3. Secondary offering (of shares sold through over-allotment)

(1) Number of shares to be sold

          3,000 shares of common stock. The above shows the maximum number. Depending on demand conditions, it may decrease, or the secondary offering of shares sold through over-allotment itself may not be conducted at all. The number will be determined on the pricing date in consideration of demand conditions.

(2) Seller and the number of shares to be sold

          Nomura Securities Co., Ltd.: 3,000 shares

(3)       Offer price

          Undetermined (the same as the offer price for the secondary offering of shares sold through underwriting by the underwriter)

(4)       Sales method

          After taking into consideration the demand conditions for the public offering of new shares and secondary offering of shares sold through underwriting by the underwriter, Nomura Securities Co., Ltd. will offer a maximum of 3,000 shares of the Company's shares of common stock that it plans to borrow from the Company's shareholders.


(5)       Subscription period

          Same as the subscription period for secondary offering of shares sold through underwriting by the underwriter.

(6) Minimum subscription unit

          1 share

(7) Transfer date

          Friday, December 2, 2005

(8) The offer price and all the other matters required for the secondary offering of shares sold through underwriting by the underwriter will be decided by Koichi Suzuki, the Company's president and representative director.

(9) Each of the above items shall be conditional on the effectiveness of registration under the Securities and Exchange Law of Japan. In addition, if the public offering of new shares is cancelled, the secondary offering of shares sold through over-allotment will be also cancelled.

--------------------------------------------------------------------------------
Note:This notice is intended as a press release for a general announcement concerning IIJ's issuance and sale of new shares. It is not intended as a solicitation of investment. Any investments should be made at the discretion of individual investors after reading IIJ's prospectus on the issuance and sale of shares and any revisions thereto. The shares subject to the aforementioned new share offering and secondary offering have not been and will not be registered under the United States Securities Act of 1933, as amended ("the Securities Act") and may not be offered or sold in the United States or to US persons absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.
--------------------------------------------------------------------------------

(Reference)

1. American Depository Receipts
(1) American Depository Receipts being traded on the U.S. NASDAQ National Market

The Company's ADRs are being traded on the U.S. NASDAQ National Market. Therefore, the market price per one share of the Company's common stock with reference to the price of the Company's ADRs (the Company's ADR price multiplied by 400, the stock-ADR conversion ratio and an exchange rate) will fluctuate along with the fluctuation of the market price of the Company's ADRs and the dollar-yen exchange rate even in the period after determination of the offer price for the public offering of new shares, secondary offering of shares sold through underwriting by the underwriter and the secondary offering of shares sold through over-allotment ("the public and secondary offering") until the date of commencement of the Company's shares to be traded on the Mothers market of the Tokyo Stock Exchange.

The closing of the offering requires the satisfaction of various conditions, including fulfilling the listing requirements of the Mothers market of the Tokyo Stock Exchange.

(2) Suspension of deposit procedures under the deposit program of American Depository Receipts

The deposit procedures under the deposit program of the Company's American Depository Receipts will be suspended from the pricing date through 40 days after listing of the Company's shares of common stock offered in the public and secondary offering (Tuesday, January 10, 2005).

2. Stabilization transactions in the United States

IIJ has been advised by the prospective lead underwriter for the offering that the underwriters may conduct stabilizing and other activities in connection with the offering, in accordance with applicable laws.

The period when stabilization transactions in the United States may be conducted will be as the follows, depending on the pricing date (Japan time):

     1. Friday, November 25, 2005 in the United States (Eastern Standard Time) if the pricing date is Thursday, November 24, 2005 (the market is closed on Thursday, November 24, 2005).
     2. From Friday, November 25, 2005 through Monday, November 28, 2005 in the United States (Eastern Standard Time) if the pricing date is Friday, November 25, 2005.
     3. From Monday, November 28 through Tuesday, November 29, 2005 in the United States (Eastern Standard Time) if the pricing date is Monday, November 28, 2005.

3. Method of determination of the offer price

The offer price for the public and secondary offering will be determined on the pricing date, in accordance with the method prescribed in Article 7-2 of No.14 Rules of Fair Practice of the Japan Securities Dealers Association, based on the follows and in consideration of demand conditions.

(The base for determination of offer price)
The average of the closing price of the Company's ADRs on the U.S. NASDAQ National Market (less than one cent is omitted) for the five trading days before the pricing date (days without a closing price are not included), multiplied by 400 (the stock-ADR conversion ratio) and the dollar-yen exchange rate of the Bank of Tokyo Mitsubishi's telegraphic transfer middle rate on the pricing date, and multiplied by a rate between 0.90 to 1.00 (less than one yen is omitted). In the event that the closing price on the previous day of pricing date (when there is no closing price, the nearest day with closing price) is below the average price above, the closing price on the previous day (or the nearest day), calculated as above and multiplied by a rate between 0.90 to 1.00 (less than one yen to be omitted) and determined in consideration of demand conditions.


--------------------------------------------------------------------------------
Note:This notice is intended as a press release for a general announcement concerning IIJ's issuance and sale of new shares. It is not intended as a solicitation of investment. Any investments should be made at the discretion of individual investors after reading IIJ's prospectus on the issuance and sale of shares and any revisions thereto. The shares subject to the aforementioned new share offering and secondary offering have not been and will not be registered under the United States Securities Act of 1933, as amended ("the Securities Act") and may not be offered or sold in the United States or to US persons absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.
--------------------------------------------------------------------------------

4. Secondary offering of shares sold through over-allotment

For the secondary offering of shares sold through over-allotment described in "3. Secondary offering (of shares sold through over-allotment)" above, the lead underwriter may conduct a secondary offering of shares sold through over-allotment up to a maximum of 3,000 shares that it plans to borrow from Company shareholders, after taking into consideration the demand conditions for the public offering of new shares described in "1. Public offering of new shares" and the secondary offering of shares sold through underwriting by the underwriter described in "2. Secondary offering (of shares sold through underwriting by the underwriter)" above. Though the number of shares sold through over-allotment is planned to be 3,000, the number is the maximum and it may decrease, or the secondary offering of shares sold through over-allotment itself may not be conducted at all.

In the case that the secondary offering of shares sold through over-allotment is conducted, the lead underwriter will be granted an option to acquire additional shares of the Company's common stock up to the number of shares sold through over-allotment ("green-shoe option"), from Company shareholders with the exercise period from Friday, December 2, 2005 through Wednesday, December 28, 2005. The lead underwriter may also purchase shares of the Company's common stock on the Mothers market of the Tokyo Stock Exchange up to the number of shares sold through over-allotment (the "syndicate cover transactions") for the purpose of returning the shares that it borrowed from the Company shareholders (the "borrowed shares") from Friday, December 2, 2005 to Thursday, December 22, 2005 (the "syndicate cover transaction period"), and all of the shares purchased by the syndicate cover transactions will be used for the lead underwriter to return the borrowed shares to the Company shareholders. In the syndicate cover transaction period, the lead underwriter may not conduct syndicate cover transactions at all on its decision, or finish the syndicate cover transactions before purchasing the number of shares sold through over-allotment.

IIJ has been advised by the prospective lead underwriter for the offering that the underwriters may conduct stabilizing and other activities in connection with the offering, in accordance with applicable laws as described in "2. Stabilization transactions in the United States", and may convert ADRs that it purchased by the stabilization transactions into the Company's shares of common stock and use all or a portion of the converted shares to return the borrowed shares.

The remaining shares of the borrowed shares that the lead underwriter purchased by the syndicate cover transactions and stabilization transactions above and return, will be returned to the lead underwriter by green-shoe option.

5. United States Securities Act of 1933, as amended

Any shares sold in connection with the proposed offering have not been and will not be registered to the United States Securities and Exchange Commission ("SEC") under the United States Securities Act of 1933, as amended (the
"Securities Act"), and may not be offered or sold in the United States as defined in SEC Rule 902 (l) under the Securities Act to U.S. persons as defined in SEC Rule 902 (k) or for the account or benefit of a U.S. person (excluding distributors) (collectively, "U.S. persons") absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

The underwriters (including Nomura Securities Co., Ltd., as the underwriter of secondary offering of shares sold through over-allotment. The same in 5. United States Securities Act of 1933, as amended) have agreed not to offer or sell the shares sold in connection with the proposed offering in the United States or to any U.S. persons in relation to the shares sold in the connection with the proposed offering through 40 days after the listing of shares offered in the proposed listing (Tuesday, January 10, 2005) or, for any remaining shares, until the sale of such shares is completed, and prior to the expiration of this period, to send a confirmation or other notice to any underwriter, dealer, or other person who participates, pursuant to a contractual arrangement, in the proposed offering, stating that the purchaser is subject to the same restrictions on offers and sales that apply to distributors.

--------------------------------------------------------------------------------
Note:This notice is intended as a press release for a general announcement concerning IIJ's issuance and sale of new shares. It is not intended as a solicitation of investment. Any investments should be made at the discretion of individual investors after reading IIJ's prospectus on the issuance and sale of shares and any revisions thereto. The shares subject to the aforementioned new share offering and secondary offering have not been and will not be registered under the United States Securities Act of 1933, as amended ("the Securities Act") and may not be offered or sold in the United States or to US persons absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.
--------------------------------------------------------------------------------

In addition, until 40 days after the later of the commencement of the offering and the closing date, an offer or sale of the shares within the United States by a dealer (whether or not participating in the offerings) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144a or pursuant to another exemption from registration under the Securities Act.

Each purchaser of shares in connection with the proposed offering will be deemed to have represented and agreed as follows:

          (a) It is a non-U.S. person who is acquiring such shares in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act.

          (b) It understands that such shares have not been and will not be registered under the Securities Act and, through 40 days after the listing of the shares, may not be offered, resold, pledged or transferred within the United States or to, or for the account or benefit of U.S. Persons.

          (c) The purchaser will not deposit or cause to be deposited shares into any unrestricted depositary receipt facility established or maintained by a depositary bank relating to the shares, unless or until the shares are no longer deemed restricted securities within the meaning of Rule 144(a)(3) under the Securities Act.

6. Overview of public offering of new shares and secondary offering

    (1) Number of new shares to be issued and number of shares to be sold Number of new shares to be issued

          12,500 shares of common stock

    Number of shares to be sold

    (1) Sold through underwriting by the underwriter 7,500 shares of common stock (2) Sold through over-allotment 3,000 shares of common stock (maximum)

    (2) Pricing Date

          Any date from Thursday, November 24, 2005 through Monday, November 28, 2005 (Please see "3. Method of determination of the offer price")

    (3) Subscription period

          From the next business day after the pricing date through two business days after the pricing date

    (4) Payment date

          Thursday, December 1, 2005

    (5) Share transfer date

          Friday, December 2, 2005

    (6) Commencement date for accrual of dividends

          Saturday, October 1, 2005

7. Change in number of shares in issuance as a result of the issuance of new shares:

   Current number of shares in issuance

          191,800 shares (as of October 31, 2005)

   Increase in number of shares in issuance by the issuance of new shares

          12,500 shares

   Number of shares in issuance after the issuance of new shares

          204,300 shares

8. Use of proceeds

   Of the proceeds of 4,449,000,000 yen raised from the issuance of new shares, 1,231,493,000 yen will be allocated to capital investment in the fiscal year ending March 2006, 600,000,000 yen will be allocated to research and development for seeable future and the remaining amount will be allocated to capital requirements for the future operational development (including capital investment and research and development).

--------------------------------------------------------------------------------
Note:This notice is intended as a press release for a general announcement concerning IIJ's issuance and sale of new shares. It is not intended as a solicitation of investment. Any investments should be made at the discretion of individual investors after reading IIJ's prospectus on the issuance and sale of shares and any revisions thereto. The shares subject to the aforementioned new share offering and secondary offering have not been and will not be registered under the United States Securities Act of 1933, as amended ("the Securities Act") and may not be offered or sold in the United States or to US persons absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.
--------------------------------------------------------------------------------

The newly introduced material equipment as of September 30, 2005 was as follows:



                                                                                                    Start and planned
  Name of the company                       Purpose of        Planned amount of        Type of      completion date of
 and office (location)      Details        introduction          investment           proceeds           project
                                                              Total     Already                    Start    Completion
                                                                         paid
                                                                                    The
                                         Expansion of                               Company's
The      Company      -                  functions of                               own proceeds
Headquarter              Back-office     account                                    and            April      March
(Chiyoda-ku, Tokyo)      system (*)      authentication        781,000   371,507    increased      2004       2006
                                         etc.                                        proceeds
The Company -
Headquarter              Business        Expansion of          120,000    -         Increased      April      March
(Chiyoda-ku, Tokyo)      system          functions                                  proceeds       2005       2006


The   Company  and  IIJ  System for      Service                                    Increased      April      March
Technology Inc.          service         development and       702,000    -         proceeds       2005       2006
(Chiyoda-ku, Tokyo)      provisioning    expansion of
Total                                    functions           1,603,000   371,507


(Note) The Company and its group have lease agreements to acquire the telecommunications equipment such as network equipment, not to purchase equipment as capital investment. The above mainly shows the details of items such as systems development, software and tools.

9. Distribution of profits to shareholders

     (1) Basic policy on the distribution of profits

          The Company has not paid dividends in the past years. The Company considers the payment of dividends to shareholders to be an important management issue. However, at the current time, the Company's policy is to give priority to securing funds to strengthen its financial position and to use funds for operational development. Therefore, there is a possibility that the Company will not pay dividends in the near future.

     (2) Actual results of payment of dividends in the last three fiscal years



                                                 Fiscal year ended     Fiscal year ended    Fiscal year ended
                                                     March 2003           March 2004           March 2005

      Basic and diluted  net income  (loss)           (1,021,057.92)          (60,841.46)            70,270.65
      per share
      Dividend per share                                 -                     -                    -
      (Interim dividend per share)                      (-)                   (-)                  (-)
      Payout ratio                                       -                     -                    -
      Net income / shareholders' equity                  -                     -                  38.3%
      Dividend / shareholders' equity                    -                     -                    -

          Though the Company made a 1 to 5 stock split with a payable date of October 11, 2005, the basic and diluted net income (loss) per share above is shown as net income loss that the split is not reflected to.

--------------------------------------------------------------------------------
Note:This notice is intended as a press release for a general announcement concerning IIJ's issuance and sale of new shares. It is not intended as a solicitation of investment. Any investments should be made at the discretion of individual investors after reading IIJ's prospectus on the issuance and sale of shares and any revisions thereto. The shares subject to the aforementioned new share offering and secondary offering have not been and will not be registered under the United States Securities Act of 1933, as amended ("the Securities Act") and may not be offered or sold in the United States or to US persons absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.
--------------------------------------------------------------------------------

10. Information on dilution by the potential common shares
    The Company granted its directors and employees stock options to acquire new shares in April 2000 and June 2001 based on Clause 2, Article 280-19 of the pre-revised Commercial Code of Japan. The number of shares in issuance was 191,800 and the total number of the potential common shares was 2,700, 1.4% of the number of shares in issuance as of October 2005.

                                       ###

The above represents a translation of the original version in the Japanese language.












--------------------------------------------------------------------------------
Note: This notice is intended as a press release for a general announcement concerning IIJ's issuance and sale of new shares. It is not intended as a solicitation of investment. Any investments should be made at the discretion of individual investors after reading IIJ's prospectus on the issuance and sale of shares and any revisions thereto.
               The shares subject to the aforementioned new share offering and secondary offering have not been and will not be registered under the United States Securities Act of 1933, as amended ("the Securities Act") and may not be offered or sold in the United States or to US persons absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.
--------------------------------------------------------------------------------

                                                                       Exhibit 3

    IIJ Announces Forecasts for the Interim Period Ended September 30, 2005
             and Targets for the Fiscal Year Ending March 31, 2006


    TOKYO--(BUSINESS WIRE)--Nov. 9, 2005--Internet Initiative Japan Inc. ("IIJ") today announced that the forecasts for consolidated and non-consolidated financial results for the interim period ended September 30, 2005 (from April 1, 2005 to September 30, 2005) and the targets for consolidated and non-consolidated financial results for the fiscal year ending March 31, 2006 (from April 1, 2005 to March 31,
2006) are as follows:

Consolidated (Under U.S. GAAP)

----------------------------------------------------------------------
            For the fiscal year or period ending or ended
  (Expressed in millions of Japanese Yen ("JPY") except per share, amounts less than JPY one million is omitted)
----------------------------------------------------------------------
                                                March 31, 2006
                                                (Annual target)
                                                ----------------------
                                                     % of
                                         JPY        Total      YoY %
                                                   Revenues
----------------------------------------------------------------------
Revenues                                 46,330       100.0     111.1
----------------------------------------------------------------------
Operating income                          2,320         5.0     185.9
----------------------------------------------------------------------
Income before income tax expense,
 minority interests and equity in net
 income of equity method investees        3,990         8.6     126.7
----------------------------------------------------------------------
Net income                                3,700         8.0     127.3
----------------------------------------------------------------------
Basic and diluted net income per
 share                                                         18,111
----------------------------------------------------------------------


----------------------------------------------------------------------
                     September 30, 2005          March 31, 2005
                   (Semi-annual forecast)           (Actual)
                       ------------------         --------------------
                          % of                        % of
                  JPY    Total    YoY %     JPY      Total     YoY %
                        Revenues                    Revenues
----------------------------------------------------------------------
Revenues        21,808    100.0    113.7   41,702      100.0    107.5
----------------------------------------------------------------------
Operating
 income            753      3.5    415.0    1,247        3.0        -
----------------------------------------------------------------------
Income before
 income tax
 expense,
 minority
 interests and
 equity in net
 income of
 equity method
 investees       1,778      8.2  8,547.1    3,148        7.6        -
----------------------------------------------------------------------
Net income       1,623      7.4        -    2,906        7.0        -
----------------------------------------------------------------------
Basic and
 diluted net
 income per
 share                            42,380                       75,858
----------------------------------------------------------------------



Non-consolidated (Under Japanese GAAP)
----------------------------------------------------------------------
            For the fiscal year or period ending or ended
(Expressed in millions of JPY except per share, amounts less than JPY one million is omitted)
----------------------------------------------------------------------
                                                March 31, 2006
                                                (Annual target)
                                                ----------------------
                                                     % of
                                         JPY        Total      YoY %
                                                   Revenues
----------------------------------------------------------------------
Revenues                                 37,000       100.0     109.8
----------------------------------------------------------------------
Operating income                          1,300         3.5     203.7
----------------------------------------------------------------------
Ordinary income                           1,260         3.4     294.7
----------------------------------------------------------------------
Net income                                3,210         8.7     119.1
----------------------------------------------------------------------
Basic and diluted net income per
 share                                                      15,712.19
----------------------------------------------------------------------
Annual dividend per share                                           -
----------------------------------------------------------------------


----------------------------------------------------------------------
                           September 30, 2005        March 31, 2005
                         (Semi-annual forecast)         (Actual)
                              ------------------      ----------------
                                 % of                    % of
                         JPY    Total   YoY %    JPY    Total   YoY %
                               Revenues                Revenues
----------------------------------------------------------------------
Revenues               17,274    100.0  111.7  33,711    100.0  108.1
----------------------------------------------------------------------
Operating income          180      1.0      -     638      1.9      -
----------------------------------------------------------------------
Ordinary income           158      0.9      -     427      1.3      -
----------------------------------------------------------------------
Net income              1,246      7.2      -   2,695      8.0      -
----------------------------------------------------------------------
Basic and diluted net
 income per share                   32,495.72               70,270.65
---------------------- -----------------------------------------------
Annual dividend per
 share                                      -                       -
---------------------- -----------------------------------------------

Notes:

1. Basic and diluted net income per share in the consolidated financial results for the fiscal year ended March 31, 2005 and the interim period ended September 30, 2005 (under U.S. GAAP) are computed using the weighted-average number of shares of common stock outstanding during the fiscal year or period. Basic and diluted net income per share in the non-consolidated financial results for the fiscal year ended March 31, 2005 and the interim period ended September 30, 2005 (under Japanese GAAP) are computed using the weighted-avarage number of shares of common stock in issuance during the fiscal year or period.

2. Consolidated (under U.S. GAAP) and non-consolidated (under Japanese
    GAAP) basic and diluted net income per share for the fiscal year ending March 31, 2006 is calculated assuming that 204,300 shares are issued as of period end, after the 1 to 5 stock spilt that IIJ made with the payable date of October 11, 2005 and including the 12,500 shares proposed to be issued in connection with the contemplated listing.

3. For reference, the figures per share when the stock split on October 11, 2005 is reflected are the following:

    Figures when the stock split is reflected

Consolidated (Under U.S. GAAP)
----------------------------------------------------------------------
   For the fiscal year or period ending or ended (Expressed in JPY)
----------------------------------------------------------------------
                 March 31, 2006    September 30, 2005   March 31, 2005
                 (Annual target) (Semi-annual forecast)    (Actual)
----------------------------------------------------------------------
Basic and
 diluted net
 income per
 share                   18,111                  8,476         15,172
----------------------------------------------------------------------

Non-consolidated (Under Japanese GAAP)
----------------------------------------------------------------------
   For the fiscal year or period ending or ended (Expressed in JPY)
----------------------------------------------------------------------
                 March 31, 2006    September 30, 2005   March 31, 2005
                 (Annual target) (Semi-annual forecast)    (Actual)
----------------------------------------------------------------------
Basic and
 diluted net
 income per
 share                15,712.19               6,499.14      14,054.13
----------------------------------------------------------------------
Annual dividend
 per share                    -                      -              -
----------------------------------------------------------------------

4. Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as targeted financial results, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher margin services such as systems integration and value-added services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.


    CONTACT: Internet Initiative Japan Inc.
             Akihisa Watai, +81-3-5259-6500

                                                                       Exhibit 4

[English Translation]

                                                                November 9, 2005

         Condensed Consolidated Financial Results for the First Quarter
                     of the Fiscal Year Ended March 31, 2006
               ("FY2005") (Prepared in accordance with accounting
                          principles generally accepted
                 in the United States of America ("U.S. GAAP"))

Company name:   Internet Initiative Japan Inc.
                (Code Number: 3774, Tokyo Stock Exchange Mothers in Japan)
                (URL: http://www.iij.ad.jp)

Representative: Koichi Suzuki, President, Chief Executive Officer and
                Representative Director
Contact person: Akihisa Watai, Director, Chief Financial Officer and Chief
                Accounting Officer
                TEL: (03) 5259-6500

1.   Items on presentation of quarterly consolidated financial results

1)   Basis of presenting quarterly consolidated financial statements:

     Basis of presenting interim consolidated financial statements

2) Difference in the method of accounting recognition from the most recent fiscal year: None

3)   Changes in scope of consolidation and equity method of accounting: None

     There is no change in scope of consolidation and equity method accounting in the first quarter of FY2005.

     In August 2005, IIJ Media Communications Inc. ("IIJ-MC"), our consolidated subsidiary, became our wholly-owned subsidiary and a portion of the business of IIJ-MC was spun off to IIJ Technology Inc. ("IIJ-Tech") on October 1, 2005. IIJ-MC was merged into IIJ on October 1, 2005 with IIJ as the surviving company. In September 2005, Asia Internet Holding Co., Ltd. ("AIH") became IIJ's wholly-owned subsidiary and was merged into IIJ on October 1, with IIJ as the surviving company.

4) Comparisons with the first quarter of the previous fiscal year have not been included in this document because we began disclosure of consolidated financial results in the first quarter of this fiscal year in accordance with the "Supplementary Rules to Timely Disclosure of Corporate Information by Issuer of Listed Security" of TSE.

2.  Financial Results for the first quarter of FY2005 (April 1, 2005 to June 30,
    2005)


(1) Consolidated  operating results (Amounts less than one million yen are rounded)
-------------------------- --------------------- ---------------------- --------------------- ----------------------
                              Total revenues       Operating income        Income before           Net income
                                                                         income tax expense
-------------------------- ------------- ------- -------------- ------- ------------- ------- -------------- -------
                           Millions of        %   Millions of        %  Millions of        %   Millions of        %
                               Yen                    Yen                   Yen                    Yen
First quarter of FY2005           9,880       -            247       -           682       -            623       -
First quarter of FY2004               -       -              -       -             -       -              -       -
-------------------------- ------------- ------- -------------- ------- ------------- ------- -------------- -------
(Reference) Full FY 2004         41,703                  1,248                 3,149                  2,906
-------------------------- ------------- ------- -------------- ------- ------------- ------- -------------- -------


-------------------------- --------------------- ----------------------
                             Basic net income     Diluted net income
                                per share              per share
-------------------------- --------------------- ----------------------
                                   Yen                    Yen
First quarter of FY2005                  16,254                      -
First quarter of FY2004                       -                      -
-------------------------- --------------------- ----------------------
(Reference) Full FY 2004                 75,858                      -
-------------------------- --------------------- ----------------------

(Notes)
     1)   Equity in net income (loss) of equity method investees
          First quarter of FY2005: Equity in net income of JPY 3 million
          First quarter of FY2004: Equity in net income of JPY - million
          Full FY2004: Equity in net loss of JPY 33 million
     2) Weighted-average number of shares of common stock outstanding (consolidated)
          First quarter of FY2005: 38,309
          First quarter of FY2004: - Full FY2004: 38,312
     3) For figures such as total revenues and operating income, percentage indicates change from corresponding figures for the same quarter of the previous fiscal year.
     4) Diluted net income per share in the first quarter of FY2005 and full FY2004 are not shown since the residual securities does not have an effect on dilutive securities.
     5) Income before income tax expense in the first quarter of FY2005 and full FY2004 represents income from operations before income tax expense, minority interests and equity in net income (loss) of equity method investees in the first quarter of FY2005 and full FY2004 in our group's consolidated financial statements.

[Qualitative explanations regarding the consolidated operating results]

(1) Overview

   In the first quarter of FY2005, Japan's economy showed signs of a gentle recovery, such as improved corporate earnings and increased private capital spending, though there were uncertain factors such as long-term rising crude oil prices.
   In this environment, utilization of Internet-related technologies in corporate internal networks and business systems has been proceeding, traffic in business has been increasing and networks are becoming increasingly complex for our primary customer segment, large-sized corporation and public organizations. Our group continued to meet the outsourcing needs of these customers and provide them with reliable total network solutions.
   In the consolidated operating results for the first quarter of FY2005 of our group, total revenues amounted to JPY 9,880 million, operating income amounted to JPY 247 million, income before income tax expense amounted to JPY 682 million and net income amounted to JPY 623 million.
   Operating results by service were as follows:

1)       Internet connectivity and value-added services

   For dedicated access services, while corporate customers shifted to higher bandwidth and the number of contracts for broadband services increased with expansion of multi-site connectivity projects, revenues decreased due to network reorganization of some of our large customers and amounted to JPY 2,747 million.
  For dial-up access services, revenues from the services for retail customers, such as IIJ4U were in the declining trend and amounted to JPY 699 million.
   For value-added services, with growing corporate outsourcing needs, revenues amounted to JPY 1,388 million due to growing revenues from data center related services, server outsourcing services such as e-mail servers, and network outsourcing services such as SEIL, SMF used for multi-site connectivity projects and others.
   For other services, revenues amounted to JPY 933 million, due to steadily growing sales of Wide-area Ethernet Services.
  As a result of the above, revenues from Internet connectivity and value-added services in the first quarter of FY2005 amounted to JPY 5,767 million. Due to an increase in revenues from higher-margin value-added services and suppression of fixed cost of revenues (mainly backbone costs), the gross margin from Internet connectivity and value-added services amounted to JPY 803 million, and the gross margin ratio was 13.9%.

2) Systems Integration

   In the first quarter of FY2005, revenues from systems integration amounted to JPY 3,840 million, including revenues related to outsourced operations which are expected to be incoming on a ongoing basis, amounted to JPY 2,647 million.

  The gross margin from systems integration amounted to JPY 930 million, and the gross margin ratio was 24.2%, due to increased revenues from higher-margin outsourced operations.

3) Equipment sales

  Revenues from equipment sales in the first quarter of FY2005 amounted to JPY 273 million. The gross margin amounted to JPY 30 million, and the gross margin ratio was 10.9%.

(2)  Consolidated  financial  position  (Amounts less than one million yen are rounded)
-------------------------- ---------------------- ---------------------- ---------------------- ----------------------
                               Total assets       Shareholders' equity   Shareholders' equity   Shareholders' equity
                                                                          as a percentage of          per share
                                                                             total assets
-------------------------- ---------------------- ---------------------- ---------------------- ----------------------
                              Millions of Yen        Millions of Yen                         %     Millions of Yen
First quarter of FY2005                   33,744                 10,187                   30.2                265,916
First quarter of FY2004                        -                      -                      -                      -
-------------------------- ---------------------- ---------------------- ---------------------- ----------------------
(Reference) Full FY 2004                  37,116                 11,615                   31.3                303,171
-------------------------- ---------------------- ---------------------- ---------------------- ----------------------

(Note) 1) Number of shares of common stock outstanding, end of period (consolidated)

          First  quarter of  FY2005:  38,309            First quarter of FY2004: -
          Full FY2004: 38,312

(3) Consolidated cash flows                                        (Amounts less than one million yen are rounded)
-------------------------- ---------------------- ---------------------- ---------------------- ----------------------
                            Net cash provided       Net cash provided                               Cash and cash
                             by operating            by (used in)           Net cash used in     equivalents, end of
                              activities           investing activities    financing activities        period
-------------------------- ---------------------- ---------------------- ---------------------- ----------------------
                              Millions of Yen        Millions of Yen                         %     Millions of Yen
First quarter of FY2005                    1,027                   (43)                (1,176)                  5,106
First quarter of FY2004                        -                      -                      -                      -
-------------------------- ---------------------- ---------------------- ---------------------- ----------------------
(Reference) Full FY 2004                   5,238                  1,974               (14,213)                  5,286
-------------------------- ---------------------- ---------------------- ---------------------- ----------------------

(Note) The effect by exchange ratio change on cash and deposits in the first quarter of FY2005 and full FY2004 was JPY 11 million and JPY 2 million, respectively.

[Qualitative explanations regarding the consolidated financial position]

   Cash and cash equivalents, at the end of the first quarter of FY2005 was JPY 5,106 million, a decrease of JPY 180 million compared to the end of full FY2004.

(Net cash provided by operating activities)

   Net cash provided by operating activities was JPY 1,027 million in the first quarter of FY2005. (Net cash used by investing activities)
   Net cash used by investing activities was JPY 43 million in the first quarter of FY2005. Purchase of property and equipment of JPY 213 million and purchase of short-term and other investments of JPY 299 million offset proceeds from sales of other investments such as available-for-sale securities of JPY 514 million. (Net cash used in financing activities)
   Net cash used in financing activities was JPY 1,176 million in the first quarter of FY2005, due to repayments of long and short-term borrowings of JPY 210 million, repayments of securities loan agreement of JPY 199 million and principal payments under capital leases of JPY 767 million.


3. Targets for FY2005 (From April 1, 2005 to March 31, 2006)
                                                                   (Amounts less than one million yen are rounded)
-------------------- ----------------------- ----------------------- ----------------------- -----------------------
                         Total revenues         Operating income      Income before income         Net income
                                                                          tax expense
-------------------- ----------------------- ----------------------- ----------------------- -----------------------
                        Millions of Yen         Millions of Yen         Millions of Yen         Millions of Yen
   First half of                     21,809                     754                   1,779                   1,623
      FY2005
    Full FY2005                      46,330                   2,320                   3,990                   3,770
-------------------- ----------------------- ----------------------- ----------------------- -----------------------

(Reference) Target for  consolidated  net income per share for full FY2005:  JPY 18,111

(Notes)
          1. We made a 1 to 5 stock split with a payable date of October 11, 2005. As a result, the number of shares outstanding was 191,800 (38,360 before the stock split) on the date of release of this document. We also plan to issue 12,500 new shares in December 2005. For our target of consolidated net income per share for full FY2005 in this document, we indicate the figure calculated with the estimated number of shares outstanding of 204,300.

          2. Statements made in this press documents regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2005 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher margin services such as system integration and value-added services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

[Qualitative explanations regarding outlook of financial results]

  As of the date of release of this document, there is no change in the target financial results of our group for FY2005.


4. Consolidated  quarterly financial  statements (from April 1, 2005 to June 30, 2005)

(1) Quarterly consolidated balance sheets (unaudited)
-----------------------------------------------------------------------------------------------------------------
                                             At the end of the first quarter of  Consolidated balance sheets at
                                                           FY2005                      the end of FY2004
                                                       (June 30, 2005)                  (March 31, 2005)
-----------------------------------------------------------------------------------------------------------------
                                     Note(s)      Thousands of  Yen     % of     Thousands of Yen     %  of
                                                                        total                           total
-----------------------------------------------------------------------------------------------------------------
  ASSETS
  Current Assets:
    Cash and cash equivalents                                5,106,388                       5,286,477
    Short-term investments                                     304,628                               -
    Accounts  receivable,   net  of
    allowance      for     doubtful
    accounts    of    JPY    35,482
    thousand    and   JPY    41,400    3                     5,792,808                       7,407,439
    thousand  at June 30,  2005 and
    March 31, 2005 respectively
    Inventories                                                265,286                         140,096
    Prepaid expenses                                         1,263,409                         604,935
    Other current assets                                        80,797                         108,228
                                             ----------------------------       -------------------------
      Total current assets                                  12,813,316    38.0              13,547,175    36.5
  Investments  in and  Advances  to
  Equity Method  Investees,  net of
  loan loss valuation  allowance of
  JPY  31,378   thousand   and  JPY
  31,378  thousand at June 30, 2005    3                       677,035     2.0                 713,607     1.9
  and March 31, 2005 respectively
  Other Investments                    2, 5                  7,882,229    23.3               9,930,781    26.8
  Property and Equipment, net          4                     9,155,981    27.1               9,722,366    26.2
 Intangible Assets, net                                        560,288     1.7                 561,211     1.5
 Guarantee Deposits                    4, 5                  2,091,237     6.2               2,050,665     5.5
  Other Assets, net of allowance for
  doubtful accounts of JPY 375,989
  thousand and JPY 376,092 thousand
  at June 30, 2005 and March 31,                               564,153     1.7                 590,666     1.6
  2005, respectively
                                             ----------------------------       -------------------------
        Total assets                                        33,744,239   100.0              37,116,471   100.0
                                             ----------------------------       -------------------------



-----------------------------------------------------------------------------------------------------------------
                                             At the end of the first quarter of  Consolidated balance sheets at
                                                           FY2005                      the end of FY2004
                                                       (June 30, 2005)                  (March 31, 2005)
-----------------------------------------------------------------------------------------------------------------
                                     Note(s)      Thousands of  Yen     % of     Thousands of Yen     %  of
                                                                        total                           total
-----------------------------------------------------------------------------------------------------------------
  LIABILITIES AND SHAREHOLDERS'
  EQUITY
  Current Liabilities:
    Short-term borrowings              5                     4,723,387                      4,724,633
    Payable under securities loan      5                     1,530,400                      1,729,520
    agreement
    Long-term borrowings --current     5                     3,187,023                      2,736,056
    portion
    Capital lease obligations          4                     2,718,759                      2,774,974
    --current portion
    Accounts payable                   3                     3,665,233                      4,860,733
    Accrued expenses                                           523,478                        541,118
    Other current liabilities          7                       918,829                        817,517
                                             ----------------------------       ------------------------
      Total current liabilities                             17,267,109    51.2             18,184,551     49.0
  Long-Term Borrowings                 5                       870,342     2.6              1,529,963      4.1
  Capital Lease Obligations            4                     3,950,359    11.7              4,339,028     11.7
  --Noncurrent
  Accrued Retirement and Pension                               169,460     0.5                143,346      0.4
  Costs
  Other Noncurrent Liabilities                                 246,818     0.7                275,533      0.7
                                             ----------------------------       ------------------------
      Total Liabilities                                     22,504,088    66.7             24,472,421     65.9
                                             ----------------------------       ------------------------
  MINORITY INTEREST                                          1,053,212     3.1              1,028,977      2.8
                                             ----------------------------       ------------------------

  COMMITMENTS AND CONTINGENCIES        3, 6                          -                              -
  SHAREHOLDERS' EQUITY
    Common-stock --authorized,
    75,520 shares; issued and
    outstanding, 38,360 shares at
    June 30, 2005 and March 31,                             13,765,372    40.8             13,765,372     37.1
    2005
    Additional paid-in capital                              23,637,628    70.0             23,637,628     63.7
    Accumulated deficit                                   (33,811,378)  (100.2)          (34,434,052)   (92.8)
    Accumulated other                                        6,679,555    19.8              8,690,125     23.4
    comprehensive income
    Treasury stock --155 shares and
    120 shares held by an equity
    method investee at June 30,
    2005 and March 31, 2005                                   (84,238)   (0.2)               (44,000)    (0.1)
    respectively
                                             ----------------------------       ------------------------
      Total Shareholders' Equity                            10,186,939    30.2             11,615,073     31.3
                                             ----------------------------       ------------------------
  Total liabilities and                                     33,744,239   100.0             37,116,471    100.0
  shareholders' equity
                                             ----------------------------       ------------------------

-----------------------------------------------------------------------------------------------------------------
   See notes to  consolidated  financial  statements  for the first  quarter  of FY2005.


(2) Quarterly consolidated statements of operations (unaudited)
 --------------------------------------------------------------------------------------------------------------
                                                 First quarter of FY2005        Consolidated statements of
                                                                                   operations of FY2004
                                                 (from April 1, 2005 to           (from April 1, 2004 to
                                                     June 30, 2005)                   March 31, 2005)
-----------------------------------------------------------------------------------------------------------------
                                     Note(s)      Thousands of  Yen     % of     Thousands of Yen     %  of
                                                                        total                           total
                                                                      revenues                        revenues
-----------------------------------------------------------------------------------------------------------------
   Revenues:                        3
     Connectivity and
     value-added services:
       Dedicated access                               2,746,900                        11,372,701
       Dial-up access                                   698,670                         2,936,973
       Value-added services                           1,387,893                         5,004,730
       Other                                            933,120                         3,169,413
                                            ----------------------           -----------------------
        Total                                         5,766,583                        22,483,817
     Systems integration                              3,840,075                        15,853,824
     Equipment sales                                    273,438                         3,364,926
                                            ----------------------           -----------------------
        Total revenues                                9,880,096       100.0            41,702,567      100.0
                                            ----------------------           -----------------------
   Cost and Expenses:
     Cost of connectivity and       3, 4              4,963,835                        19,483,890
     value-added services
     Cost of systems integration                      2,910,262                        12,200,137
     Cost of equipment sales                            243,699                         3,111,369
                                            ----------------------           -----------------------

        Total cost                                    8,117,796        82.2            34,795,396       83.4
     Sales and marketing                                767,801         7.8             2,794,561        6.7
     General and administrative                         713,917         7.2             2,665,980        6.4
     Research and development                            33,904         0.3               198,979        0.5
                                            ----------------------           -----------------------
        Total cost and expenses                       9,633,418        97.5            40,454,916       97.0
                                            ----------------------           -----------------------
     Operating Income                                   246,678         2.5             1,247,651        3.0
                                            ----------------------           -----------------------
   Other Income (Expenses):
     Interest income                                      2,101                            12,877
     Interest expense                                 (109,377)                         (685,857)
     Foreign exchange gains                               8,030                             5,958
     Gain on other investments      2                   488,758                         2,439,330
     Gain arising from issuance
     of equity method
     investee's share                                         -                            25,933
     Other - net                                         45,721                           102,616


 --------------------------------------------------------------------------------------------------------------
                                                 First quarter of FY2005        Consolidated statements of
                                                                                   operations of FY2004
                                                 (from April 1, 2005 to           (from April 1, 2004 to
                                                     June 30, 2005)                   March 31, 2005)
-----------------------------------------------------------------------------------------------------------------
                                     Note(s)      Thousands of  Yen     % of     Thousands of Yen     %  of
                                                                        total                           total
                                                                      revenues                        revenues
-----------------------------------------------------------------------------------------------------------------
        Other income - net                              435,233         4.4             1,900,857        4.6
                                            ----------------------           -----------------------
   Income from operations                               681,911         6.9             3,148,508        7.6
   before Income Tax Expense,
   Minority Interests and
   Equity in Net Income (Loss)
   of Equity Method Investees
   Income Tax Expense                                    38,111         0.4                99,870        0.2
   Minority     Interests     in                       (23,855)       (0.2)             (109,161)      (0.3)
  Earnings of Subsidiaries
   Equity in Net Income (Loss)                            2,729         0.0              (33,208)      (0.1)
   of Equity Method Investees:
                                            ----------------------           -----------------------
   Net Income                                           622,674         6.3             2,906,269        7.0
                                            ----------------------           -----------------------


---------------------------------------------------------------------------------------------------------------
                                   Note(s)   First quarter of                      Consolidated statements
                                             FY2005 (from April 1, 2005            of operations of FY2004
                                              to June 30, 2005)                    (from April 1, 2004 to
                                                                                        March 31, 2005)
---------------------------------------------------------------------------------------------------------------
  Weighted-Average Number of                               38,309                           38,312
  Common Shares Outstanding

  Basic and Diluted Net Income                             16,254                           75,858
  per Common Share
---------------------------------------------------------------------------------------------------------------
   See notes to  consolidated  financial  statements  for the first  quarter  of FY2005.



(3) Consolidated  statements of shareholders'  equity  (unaudited)
Consolidated statements of shareholders' equity for the first quarter of FY2005
                                                                                          (Unit: Thousands of yen)
------------------------------------------------------------------------------------------------------------------------
                           Shares of  Common stock  Additional    Accumulated    Accumulated   Treasury      Total
                             common                  paid-in       deficit        other         stock
                             stock                   capital                    comprehensive
                           Outstanding                                            income
                           (including
                            treasury
                             stock)
                            (shares)
------------------------------------------------------------------------------------------------------------------------
  Balance, April 1, 2005      38,360   13,765,372   23,637,628   (34,434,052)      8,690,125   (44,000)    11,615,073
  Net income for the
  first quarter of
  FY2005                                                              622,674                                 622,674
  Other comprehensive                                                            (2,010,570)              (2,010,570)
  loss, net of tax                                                                                     ---------------
  Total comprehensive                                                                                     (1,387,896)
  loss
  Purchase of common
  stock by an equity
  method investee                                                                              (40,238)      (40,238)
                          ----------------------------------------------------------------------------------------------
  Balance, June 30, 2005      38,360   13,765,372   23,637,628   (33,811,378)      6,679,555   (84,238)    10,186,939

                          ----------------------------------------------------------------------------------------------

   See notes to consolidated financial statements for the first quarter of FY2005.


Consolidated statements of shareholders' equity for FY2004
                                                                                          (Unit: Thousands of yen)
------------------------------------------------------------------------------------------------------------------------
                           Shares of  Common stock  Additional    Accumulated    Accumulated   Treasury      Total
                             common                  paid-in       deficit        other         stock
                             stock                   capital                    comprehensive
                           Outstanding                                            income
                           (including
                            treasury
                             stock)
                            (shares)
------------------------------------------------------------------------------------------------------------------------
  Balance, April 1, 2004      38,360   13,765,372   23,637,628   (37,340,321)      6,195,449   (44,000)     6,214,128
  Net income for FY 2004                                            2,906,269                               2,906,269
  Other comprehensive                                                              2,494,676                2,494,676
  income, net of tax                                                                                   ---------------
  Total comprehensive                                                                                       5,400,945
  income
                          ----------------------------------------------------------------------------------------------
  Balance, March 31,          38,360   13,765,372   23,637,628   (34,434,052)      8,690,125   (44,000)    11,615,073
  2005
                          ----------------------------------------------------------------------------------------------


(4) Quarterly consolidated statements of cash flows (unaudited)

--------------------------------------------------------------------------------------------------------------------
                                                  First quarter of FY2005            Condensed statements of
                                                                                       cash flows of FY2004
                                                  (from April 1, 2005 to              (from April 1, 2004 to
                                                      June 30, 2005)                     March 31, 2005)
                                            ------------------------------------------------------------------------
                                                     Thousands of yen                    Thousands of yen
--------------------------------------------------------------------------------------------------------------------
 Operating Activities:
   Net income                                                         622,674                           2,906,269
   Adjustments  to  reconcile  net  income
   to net cash  provided  by  operating
   activities:
      Depreciation and amortization                                 1,013,745                           4,193,093
      Provision for doubtful  accounts and                            (5,339)                              24,781
      advances
      Gains on other investments                                    (488,758)                         (2,439,330)
      Foreign exchange gains                                          (6,278)                            (15,466)
      Loss on retirement of convertible                                     -                               5,195
      notes
      Equity method net loss (income)                                 (2,729)                              33,208
      Minority interests in earnings of                                23,855                             109,161
      subsidiaries
      Deferred income tax expense                                      18,343                            (11,023)
      (benefit)
      Others                                                           51,618                             366,935
      Changes in operating assets and liabilities:
      Decrease in accounts receivable                               1,621,419                           1,607,692
      Decrease (increase) in inventories                            (125,190)                             286,751
      Decrease in accounts payable                                (1,132,992)                         (2,307,729)
      Others                                                        (562,870)                             478,960
                                            ------------------------------------------------------------------------
      Net cash provided by operating                                1,027,498                           5,238,497
      activities
                                            ------------------------------------------------------------------------

  Investing Activities:
    Purchases of property and equipment                             (213,485)                           (577,133)
    Purchase of short-term and other                                (299,311)                            (12,566)
    investments
    Purchase of subsidiary stock from                                       -                            (61,680)
    minority shareholders
    Proceeds from sales of other                                      514,460                           2,976,017
    investments
    Refund (payment) of guarantee                                    (39,210)                              23,167
    deposits - net
    Acquisition of business                                                 -                           (375,123)
    Other                                                             (5,450)                               1,321
                                            ------------------------------------------------------------------------
      Net cash provided by (used in)                                 (42,996)                           1,974,003
      investing activities


--------------------------------------------------------------------------------------------------------------------
                                                  First quarter of FY2005            Condensed statements of
                                                                                       cash flows of FY2004
                                                  (from April 1, 2005 to              (from April 1, 2004 to
                                                      June 30, 2005)                     March 31, 2005)
                                            ------------------------------------------------------------------------
                                                     Thousands of yen                    Thousands of yen
                                            ------------------------------------------------------------------------
  Financing Activities:
    Proceeds from issuance of long-term                                     -                           2,250,000
    borrowings
    Repayments of long-term borrowings                              (208,654)                         (1,840,246)
    Proceeds from securities loan                                           -                           2,546,320
    agreement
    Repayments of securities loan                                   (199,120)                           (816,800)
    agreement
    Principal payments under capital                                (766,807)                         (2,867,625)
     leases
    Net increase (decrease) in short-term                             (1,246)                         (1,839,460)
    borrowings
    Repurchase of convertible notes                                         -                           (745,488)
    Redemption of convertible notes                                         -                        (11,088,000)
    Proceeds from issuance of subsidiary                                    -                             188,632
    stock to minority shareholders
                                            ------------------------------------------------------------------------
      Net cash used in financing                                  (1,175,827)                        (14,212,667)
      activities
                                            ------------------------------------------------------------------------
 Effect of Exchange Rate Changes on Cash                               11,236                               2,405

 Net Decrease in Cash and Cash Equivalents                          (180,089)                         (6,997,762)
 Cash and Cash Equivalents, Beginning of                            5,286,477                          12,284,239
 Quarter (Year)
                                            ------------------------------------------------------------------------
 Cash and Cash Equivalents, End of                                  5,106,388                           5,286,477
 Quarter (Year)
                                            ------------------------------------------------------------------------
  Additional Cash Flow Information:
    Interest paid                                                      95,390                             613,817
    Income taxes paid                                                 128,764                              29,227

  Noncash Investing and Financing
  Activities:
    Acquisition of assets by entering                                 319,828                           4,433,906
    into capital leases
    Exchange of common stock investment due to merger:
       Market value of common shares                                        -                              37,950
       acquired
       Cost of investment                                                   -                               2,500
   Acquisition of business:
       Assets acquired:
          Capital lease assets                                              -                             808,719
          Goodwill and intangible assets                                    -                             370,741
          Other assets                                                      -                              22,547
   Liabilities assumed:
          Capital lease obligations                                         -                             826,884
--------------------------------------------------------------------------------------------------------------------
   See notes to  consolidated  financial  statements  for the first  quarter  of FY2005.

Basis of Presenting Consolidated Financial Statements for the First Quarter of FY2004

1. The Terminology, Form, and Preparation Methods for Consolidated Financial Statements for the First Quarter of FY2005

   The financial statements for the first quarter of FY2005 have been prepared in accordance with the provisions of article 81 "provisions for the terminology, form, and preparation methods for interim consolidated financial statements" (Ministry of Finance, ordinance No. 24, 1999), and based on the accounting treatment principles and procedures and disclosure methods required in relation to the issuance of American Depository Receipts ("ADRs") (U.S. GAAP including Accounting Research Bulletins ("ARB"), Accounting Principles Board ("APB") Opinions, Statement of Financial Accounting Standards ("SFAS") and related interpretation guidelines).
   IIJ registered the sale of ADRs with the Securities and Exchange Commission ("SEC") of the United States of America under the Securities and Exchange Act of 1933, as amended and registered the quotation of the ADRs on the NASDAQ National Market of the United States of America in August 1999. Further, in accordance with Rule 13 of the U.S. Securities Exchange Act of 1934, as amended, IIJ regularly files with the SEC an annual report on Form 20-F which includes consolidated financial statements prepared in accordance with U.S. GAAP.

2. Main Differences from Preparation in Accordance with Provisions and Principles for Interim Consolidated Financial Statements

   The main differences between consolidated financial statements for the first quarter of FY2005 prepared in accordance with U.S accounting standards and those prepared in accordance with Japan's provisions and principles for interim consolidated financial statements and the effect by important monetary items on income from operations before income tax expense, minority interests and equity in net income of equity method investees in the first quarter of FY2005 are given below.

(1) Differences Regarding the Composition of Quarterly Consolidated Financial Statements
   Quarterly consolidated financial statements have been prepared based on U.S. GAAP comprise quarterly consolidated balance sheets, quarterly consolidated statements of operations, quarterly consolidated statements of shareholders' equity, quarterly consolidated statements of cash flows, and notes to quarterly consolidated financial statements.

(2) Differences Regarding Disclosure in Quarterly Consolidated Financial Statements

   In quarterly consolidated statements of operations, equity in net income of equity method investees is shown as a separate item after income from operations before income tax expense.

(3)  Differences Regarding Accounting Treatment Standards

   1) Income taxes
   Income taxes are accounted for in accordance with SFAS No. 109. Changes in the deferred income tax asset valuation allowance that relate to the tax effect of unrealized gains and losses on available-for-sale securities have been recorded as a separate component of other comprehensive income.

   2) Accounting treatment of lease transactions
   The Company accounts for significant lease transaction agreements that fulfill the requirements for capitalized leases as stipulated by SFAS No. 13, in accordance with SFAS. As a result, finance lease transactions, other than those that recognize transfer of ownership to the lessee, are treated as purchases. In the first quarter of FY2005, this accounting treatment of lease transactions resulted in a JPY 305 thousand reduction in income from operations before income tax expense.

   3) Stock issuance cost
     Stock issuance cost is accounted for as expenses related to capital transactions and deducted from additional paid-in capital. In the first quarter of FY2005, this accounting treatment resulted in a JPY 9,480 thousand increase in income from operations before income tax expense.

   4) Retirement benefit accounting
     Unfunded retirement benefits and noncontributory defined benefit pension plans are accounted for in accordance with SFAS No. 87. In the first quarter of FY2005, this accounting treatment resulted in a JPY5,215 thousand reduction in income from operations before income tax expense.

   5) Comprehensive income
     Comprehensive income is accounted for in accordance with SFAS No. 130 "reporting comprehensive income." SFAS requires additional disclosure of information in consolidated financial statements. In the first quarter of FY2005, this accounting treatment did not result in any change in income from operations before income tax expense.

Notes to Quarterly Consolidated Financial Statements for the first quarter of FY2005

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Internet Initiative Japan Inc. ("IIJ"), a Japanese corporation, was founded in December 1992 to develop and operate Internet access services and other Internet-related services in Japan and is 31.6 percent owned by Nippon Telegraph and Telephone Corporation ("NTT") and its subsidiary, NTT Communications, Inc. as of June 30, 2005. IIJ and consolidated subsidiaries (collectively, the "Company") provide Internet access services throughout Japan, into the United States of America and into the rest of Asia, and value-added services. The Company also provides systems integration, which mainly comprise consultation, design, development, construction, operation and maintenance for Internet-related systems; equipment sales in relation to equipment procurement for the construction of systems; and other Internet-related services.
   The Company manages its business and measures results based on a single Internet-related services industry segment including revenues from systems integration. Substantially all revenues are from customers operating in Japan.
   The accompanying quarterly consolidated financial statements for the first quarter of FY2005 have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Although the Company recorded operating income in the first quarter of FY2005, the Company has incurred operating losses and net losses in each of the past six fiscal years ended March 31, 2004, with the exception of operating income for FY2001.
   At June 30, 2005, the Company had indebtedness of JPY 16,980,270 thousand. For the first quarter of FY2005 and full FY2004, the Company recorded operating income of JPY 1,247,651 thousand and JPY 246,678 thousand and net income of JPY 2,906,269 thousand and JPY 622,674 thousand, respectively. Although the Company had negative working capital of JPY 4,453,793 thousand as of June 30, 2005, the management considered various alternatives to increase working capital such as increasing operating income and liquidating certain available-for-sale securities of JPY 6,920,858 thousand as of June 30, 2005.

Certain Significant Risks and Uncertainties

   The Company has available-for-sale securities of JPY 6,920,858 thousand at June 30, 2005, and believes that the fluctuations in stock price of available-for-sale securities could have a material adverse effect on the Company's future financial position, results of operations or cash flows.
   The Company relies on telecommunications carriers for a significant portion of network backbone, and Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, electric power companies and their affiliates for local connections to customers. The Company believes that its use of multiple carriers and suppliers significantly mitigates concentrations of credit risk. However, any disruption of telecommunication services could have an adverse effect on operating results.
   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments, accounts receivable and guarantee deposits. The Company's management believes that the risks associated with accounts receivable is mitigated by the large number of customers comprising its customer base.

Summary of Significant Accounting Policies

Basis of Presentation

   IIJ maintains its record in accordance with generally accepted accounting principles in Japan. Certain adjustment and reclassifications have been incorporated in the accompanying consolidated financial statements to conform to U.S. GAAP. These adjustments were not recorded in the statutory accounts.

Consolidation

   The consolidated financial statements for the first quarter of FY2005 include the accounts of IIJ and all of its subsidiaries, Net Care, Inc. ("Net Care"), IIJ-Tech, IIJ-MC, IIJ Financial Systems, Inc. ("IIJ-FS"), and IIJ America, Inc. ("IIJ America"), which have first quarters ending June 30, except for IIJ America. IIJ America's first quarter end is March 31 and such date was used for purposes of preparing the consolidated financial statements as it is not practicable for the subsidiary to report its financial results as of June 30. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the accompanying consolidated financial statements. Significant intercompany transactions and balances have been eliminated in consolidation. Investments in companies over which IIJ has significant influence but not control are accounted for by the equity method. For other than a temporary decline in the value of investments in equity method investees below the carrying amount, the investment is reduced to fair value and an impairment loss is recognized.

   A subsidiary or equity method investee may issue its shares to third parties at amounts per share in excess of or less than the Company's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in ownership are recorded in income for the year in which such shares are issued.

Use of Estimates

   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions used are primarily in the areas of impairment loss on investment in and advances to equity method investees, valuation allowances for deferred tax assets, allowance for doubtful accounts, and estimated lives of fixed assets. Actual results could differ from those estimates.

Revenue Recognition

   Revenues from customer connectivity services consist principally of dedicated Internet access services and dial-up Internet access services. Dedicated Internet access services represent full-line IP services and standard-level IP services (T1 Standard and IIJ FiberAccess/F Service). Dial-up Internet access services are provided to both enterprises and individuals (IIJ4U). The term of these contracts is one year for dedicated Internet access services and generally one month for dial-up Internet access services. All these services are billed and recognized monthly on a straight-line basis.
   Value-added service revenues consist principally of sales of various Internet access-related services such as firewall services. Value-added services also include monthly fees from data center services such as housing, monitoring, and security services. Other revenues under connectivity and value-added services consist principally of call-center customer support and Wide-area Ethernet services, which offer connectivity services for the construction of networks connecting a customer's multiple operational sites. The terms of these services are generally for one year and revenues are recognized on a straight-line basis during the service period.
   Initial set up fees received in connection with connectivity services and value-added services are deferred and recognized over the contract period.
   Systems integration revenues consist principally of consultation, design, development, construction and related maintenance, monitoring and other operating services of Internet network systems. The period for the development of the systems or designs is less than one year and revenues are recognized when network systems and equipment are delivered and accepted by the customer under the completed contract method. The development of the Internet network systems or design includes multiple element arrangements such as consultation, systems design, planning, development and construction services, and equipment and software purchased from third parties. When the equipment or system is delivered prior to other elements of the arrangement, revenue is deferred until other service elements are completed and accepted by the customer. Maintenance, monitoring, and operating service revenues are recognized ratably over the separate contract period, which is generally for one year.
   Systems integration service is subject to the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" which was adopted as of April 1, 2004.
   Equipment sales represent revenues earned in which the Company acts as principal in the transaction, takes title to the equipment and has risks and rewards of ownership while in inventory and are reported gross as the indicators outlined in the provisions of the EITF Issue No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent" are met.

Cash and Cash Equivalents

   Cash and cash equivalents include time deposits and readily marketable securities with original maturities of three months or less.

Allowance for Doubtful Accounts

   An allowance for doubtful accounts is established in amounts considered to be appropriate based primarily upon the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

Other Investments

   In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," all marketable equity securities are classified as available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income. The cost of securities sold is determined based on average cost.

   The Company reviews the fair value of available-for-sale investments on a regular basis to determine if the fair value of any individual investment has declined below its cost and if such decline is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the investment is written down to fair value. Other than temporary declines in value are determined taking into consideration the extent of decline in fair value, the length of time that the decline in fair value below cost has existed and events that might accelerate the recognition of impairment. The resulting realized loss is included in the consolidated statements of operations in the period in which the decline was deemed to be other than temporary.
   Non-marketable equity securities are carried at cost as fair value is not readily determinable. If the value of a security is estimated to have declined and such decline is judged to be other than temporary, the security is written down to the fair value. Determination of impairment is based on the consideration of such factors as operating results, business plans and change in the regulatory, economic or technological environment of the investees. Fair value is determined as the Company's interest in the net assets of investees.

Inventories

   Inventories consist mainly of network equipment purchased for resale and work-in-process for development of Internet network systems. Network equipment purchased for resale is stated at the lower of cost, which is determined by the average-cost method, or market. Work-in-process for development of network systems is stated at the lower of actual production costs, including overhead cost, or market. Inventories are reviewed periodically and items considered to be slow-moving or obsolete are written down to their estimated net realizable value.

Property and Equipment

   Property and equipment are recorded at cost. Depreciation and amortization of property and equipment, including purchased software and capitalized leases, are computed principally using the straight-line method based on either the estimated useful lives of assets or the lease period, whichever is shorter. The useful lives for depreciation and amortization by major asset classes are as follows:
----------------------------------------------------------------------------
                                                     Range of useful lives
----------------------------------------------------------------------------
  Data communications, office and other equipment     2 to 15 years
  Leasehold improvements                              3 to 15 years
  Purchased software                                        5 years
  Capitalized leases                                   4 to 7 years
----------------------------------------------------------------------------

Impairment of Long-Lived Assets

   Long-lived assets consist principally of property and equipment, including those items leased under capital leases. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company evaluates the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There was no impairment loss for long-lived assets in the first quarter of FY2005.

Goodwill and Intangible Assets

   Under SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill (including equity-method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. Impairment testing is required to be performed at adoption and annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company selected March 31 as its annual impairment testing date.

Income Taxes

   The provision for income taxes is based on earnings before income taxes and includes the effects of temporary differences between assets and liabilities recognized for financial reporting purposes and income tax purposes and operating loss carryforwards. Valuation allowances are provided against assets that are not likely to be realized.

Foreign Currency Transactions

   Foreign currency assets and liabilities, which consist substantially of cash and accounts payable for connectivity leases to international carriers denominated in U.S. dollars, are stated at the amount as computed by using exchange rates at the end of the quarter and the resulting transaction gain or loss is recognized in earnings.

Derivative Financial Instruments

   All derivatives are recorded at fair value as either assets or liabilities in the balance sheet in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 and No. 149 (collectively, "SFAS No. 133"). In accordance with SFAS No. 133, the Company designated interest swap contracts as a hedge of the variability of cash flows to be paid related to interest on floating rate borrowings (cash flow hedge) and an effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the underlying transaction affects earnings. An ineffective portion of the gain or loss is reported in earnings immediately.
   The Company enters into contracts to hedge interest rate risks and does not enter into contracts or utilize derivatives for trading purposes.

Stock-Based Compensation

   The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, the Company recognizes compensation expense in an amount equal to the excess of the quoted market price over the exercise price of the option at the grant date. For options with a vesting period, the compensation expense is charged to operations ratably over the vesting period. The Company has not recognized any stock-based compensation expense for the first quarter of FY2005.

Advertising

Advertising costs are expensed as incurred.

Basic and Diluted Net Income per Share

   Basic and diluted net income per share are computed using the weighted-average number of shares of common stock outstanding during the first quarter of FY2005. For the first quarter of FY2005, all potential common shares, shares issuable upon exercise of stock options, have been excluded from the computation of diluted net income because the exercise prices of the options were greater than the average market price of common shares. Diluted net income per share does not include the effects of the following potential common shares:

--------------------------------------------------------------------------------
                                                At the end of the first quarter
                                                 of FY2005 (June 30, 2005)
--------------------------------------------------------------------------------
  Shares issuable under stock options                   540
--------------------------------------------------------------------------------

Other Comprehensive Income (Loss)

   Other comprehensive income (loss) consists of translation adjustments resulting from the translation of financial statements of a foreign subsidiary, unrealized gains or losses on available-for-sale securities and gains or losses on cash flow hedging derivative instruments.

Segment Reporting

   SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise that engages in business activities from which it may earn revenues and incur expense and for which separate financial information is available that is evaluated regularly by the chief operation decision maker in deciding how to allocate resources and in assessing performance.
   The Company provides a comprehensive range of network solutions to meet its customers' needs by cross-selling a variety of services, including Internet connectivity services, value-added services, systems integration and sales of network-related equipment. The Company's chief operating decision maker, who is the Company's Chief Executive Officer, regularly reviews the revenue and cost of sales on a consolidated basis and makes decisions regarding how to allocate resources and assess performance based on a single operating unit.

2. OTHER INVESTMENTS

   Pursuant to SFAS No. 115, all of the Company's marketable equity securities, principally marketable shares of common stock of Japanese companies, were classified as available-for-sale securities. Information regarding the securities classified as available-for-sale at June 30, 2005, and at March 31, 2005, is as follows:


                                                                                         (Unit: Thousands of yen)
--------------------------------------------------------------------------------------------------------------------
                        At the end of the first quarter of FY2005                 At the end of FY2004
                                     (June 30, 2005)                                (March 31, 2005)
--------------------------------------------------------------------------------------------------------------------
                        Cost    Unrealized  Unrealized   Fair value     Cost    Unrealized  Unrealized  Fair value
                                   gains      losses                              gains       losses
--------------------------------------------------------------------------------------------------------------------
                      212,219    6,711,169      2,530     6,920,858   215,258   8,738,792       5,882   8,948,168
  Available-for-sale
  -Equity
  securities
--------------------------------------------------------------------------------------------------------------------

   The following table provides the fair value and gross unrealized losses of the Company's investments, which have been deemed to be temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of June 30, 2005:

                                                                                          (Unit: Thousands of yen)
--------------------- ------------------------------- ------------------------------- -------------------------------
                           Less than 12 months              12 months or more                     Total
--------------------- ------------------------------- ------------------------------- -------------------------------
                        Fair value      Unrealized      Fair value      Unrealized      Fair value      Unrealized
                                          losses                          losses                          losses
--------------------- --------------- --------------- --------------- --------------- --------------- ---------------
Marketable equity           47,200           2,530               -               -          47,200           2,530
securities
--------------------- --------------- --------------- --------------- --------------- --------------- ---------------

   The Company regularly reviews all of the Company's investments to determine if any are other-than-temporarily impaired. The analysis includes reviewing industry analyst reports, sector credit ratings and volatility of the security's market price.
   Proceeds from the sale of available-for-sale securities were JPY 514,460 thousand and JPY 2,614,768 thousand for the first quarter of FY2005 and full FY2004, respectively. Gross realized gain of JPY 511,421 thousand and JPY 2,477,607 thousand were included in other income (expense) for the first quarter of FY2005 and full FY2004, respectively.
   The aggregate cost of the Company's cost method investments totaled JPY 961,371 thousand and JPY 982,613 thousand at June 30, 2005, and March 31, 2005, respectively.
   Losses on write-down of investments in certain marketable and nonmarketable equity securities, included in other income (expense), were recognized to reflect the decline in value considered to be other than temporary, totaled JPY 22,663 thousand and JPY 118,076 thousand for the first quarter of FY2005 and full FY2004, respectively. Gain on exchange of securities of 35,450 thousand, included in other income (expense) for FY2004, represented a non-monetary gain upon the exchange of marketable common shares in a merger transaction.

3. INVESTMENTS IN AND ADVANCES TO EQUITY METHOD INVESTEES

   IIJ utilizes various companies in Japan and neighboring countries to form and operate its Internet business. Businesses operated by its equity method investees include connectivity services in Asian countries (AIH), multifeed technology services and location facilities for connecting high-speed Internet backbones (Internet Multifeed Co., "Multifeed"), Web page design services (atom Co., Ltd.), and data center services in South Korea (i-Heart Inc., "i-Heart").
   The Company had no guarantees or commitments to equity method investees as of June 30, 2005, or as of March 31, 2005.
   The aggregate amounts of balances and transactions of the Company with these equity method investees as of June 30, 2005 and March 31, 2005 are summarized as follows.

                                                                                          (Unit: Thousands of yen)
--------------------------------------------------------------------------------------------------------------------
                                                 First quarter of FY2005                   Full FY2004
--------------------------------------------------------------------------------------------------------------------
                                                  (as of June 30, 2005)               (as of March 31, 2005)
  Accounts receivable                                                 110,435                             118,130
  Accounts payable                                                     94,810                              96,727
                                                 (from April 1, 2005 to              (from April 1, 2004 to
                                                     June 30, 2005)                     March 31, 2005)
  Revenues                                                            308,627                           1,245,361
  Costs and expenses                                                  283,200                           1,145,834
--------------------------------------------------------------------------------------------------------------------

   During the first quarter of FY2005 and full FY2004, the Company did not receive any dividends from its equity method investees.
   The Company's investments in and advances to these equity method investees and respective ownership percentage at June 30, 2005 and March 31, 2005 consisted of the following:

--------------------------------------------------------------------------------------------------------------------
                                At the end of the first quarter of FY2005           At the end of FY2004
                                             (June 30, 2005)                          (March 31, 2005)
--------------------------------------------------------------------------------------------------------------------
                                    Ownership (%)      Thousands of yen      Ownership (%)      Thousands of yen
--------------------------------------------------------------------------------------------------------------------
  AIH                                         26.69             265,460                26.69              275,386
  Multifeed                                   28.58             264,219                28.58              242,719
  atom                                        40.00             106,521                40.00              155,837
  Other                                                          40,835                                    39,665
--------------------------------------------------------------------------------------------------------------------
             Total                                              677,035                                   713,607
--------------------------------------------------------------------------------------------------------------------

   Advances of JPY 19,868 thousand to an equity method investees, net of loan loss valuation allowance was included in the balances, as of June 30, 2005 and March 31, 2005.

4. LEASES

   The Company enters into, in the normal course of business, various leases for domestic and international backbone services, office premises, network operation centers and data communications and other equipment. Certain leases that meet one or more of the criteria set forth in the provision of SFAS No. 13, "Accounting for leases" have been classified as capital leases and the others have been classified as operating leases.

Operating Leases

   The Company has operating lease agreements with telecommunications carriers and others for the use of connectivity lines, including local access lines that customers use to connect to IIJ's network. The leases for domestic backbone connectivity as of June 30, 2005 are generally either non-cancelable for a minimum one-year lease period or cancelable during a lease period of three years, with a significant penalty for cancellation (35% of the aggregate lease expenses). The leases for international backbone connectivity as of June 30, 2005 and March 31, 2005 are entered into with carriers for lease periods ranging from one to two years and are substantially non-cancelable. The Company also leases its office premises, for which refundable lease deposits are capitalized as guarantee deposits, and certain office equipment under non-cancelable operating leases which expire on various dates through the year 2007 and also leases its network operation centers under non-cancelable operating leases.

   Refundable guarantee deposits as of June 30, 2005 and March 31, 2005 consist of as follows:

                                                                                          (Unit: Thousands of yen)
--------------------------------------------------------------------------------------------------------------------
                                                At the end of the first quarter         At the end of FY2004
                                                           of FY2005                      (March 31, 2005)
                                                        (June 30, 2005)
--------------------------------------------------------------------------------------------------------------------
  Head office                                                         1,744,949                         1,705,036
  Sales and subsidiaries offices                                        298,457                           296,971
  Others                                                                 47,831                            48,658
--------------------------------------------------------------------------------------------------------------------
  Total refundable guarantee deposits                                 2,091,237                         2,050,665
--------------------------------------------------------------------------------------------------------------------

   Lease expenses related to backbone lines for the first quarter of FY2005 and full FY2004 amounted to JPY 863,705 thousand and JPY 3,550,885 thousand, respectively. Lease expenses for local access lines for the first quarter of FY2005 and full FY2004, which are only attributable to dedicated access revenues, amounted to JPY 1,131,358 thousand and JPY 4,040,192 thousand, respectively. Other lease expenses for the first quarter of FY2005 and full FY2004 amounted to JPY 871,848 thousand and JPY 3,307,717 thousand, respectively.

   The Company has subleased a part of its office premises. Lease expenses mentioned above have been reduced by sublease revenues totaling JPY 111,021 thousand and JPY 406,451 thousand for the first quarter of FY2005 and full FY2004, respectively.

Capital Leases

   The Company conducts its connectivity and other Internet-related services by using data communications and other equipment leased under capital lease arrangements. The fair values of the assets upon execution of the capital lease agreements and accumulated depreciation amounted to JPY 12,740,593 thousand and JPY 6,265,906 thousand at June 30, 2005, and JPY 13,251,657 thousand and JPY 6,336,386 thousand at March 31, 2005, respectively.
   As of June 30, 2005, future lease payments under non-cancelable operating leases, including the aforementioned non-cancelable connectivity lease agreements (but excluding dedicated access lines which the Company charges outright to customers), and capital leases were as follows:

                                                                                          (Unit: Thousands of yen)
--------------------------------------------------------------------------------------------------------------------
                                    Connectivity lines        Other operating leases          Capital leases
                                     operating leases
--------------------------------------------------------------------------------------------------------------------
  Through June 30, 2006                         51,192                   1,481,514                   2,718,759
  July 1, 2006 and thereafter                   12,798                     689,409                   3,950,359
--------------------------------------------------------------------------------------------------------------------

   As of March 31, 2005,  future lease payments under  non-cancelable  operating
leases,   including  the   aforementioned   non-cancelable   connectivity  lease
agreements  (but  excluding  dedicated  access  lines which the Company  charges outright to customers), and capital leases were as follows:
                                                                                          (Unit: Thousands of yen)
--------------------------------------------------------------------------------------------------------------------
                                    Connectivity lines        Other operating leases          Capital leases
                                     operating leases
--------------------------------------------------------------------------------------------------------------------
  Through March 31, 2006                           86,804                   1,764,205                   2,774,974
  April 1, 2006 and thereafter                     29,491                     567,495                   4,339,028
--------------------------------------------------------------------------------------------------------------------

5. BORROWINGS AND CONVERTIBLE NOTES

   Short-term borrowings at June 30, 2005 and March 31, 2005 consist of bank overdrafts. Short-term borrowings bear fixed-rate interest and their weighted average rates at June 30, 2005 and March 31, 2005 were 1.375 % and 1.375 %, respectively.

   Long-term borrowings as of June 30, 2005 and March 31, 2005 consisted of the following:

                                                                                          (Unit: Thousands of yen)
--------------------------------------------------------------------------------------------------------------------
                                                        At the end of the first          At the end of FY2004
                                                           quarter of FY2005               (March 31, 2005)
                                                            (June 30, 2005)
--------------------------------------------------------------------------------------------------------------------
  Unsecured  long-term  loans  payable  to  banks,                        187,000                         208,000
    maturing at various dates through 2007. Weighted
    average interest rates were 3.235 % and 3.255 % at
    June 30, 2005 and March 31, 2005, respectively.
  Secured   long-term   loans  payable  to  banks,                      2,200,000                       2,350,000
    maturing at various dates through 2006. Weighted
    average interest rates were 1.778 % and 1.789 %
    at June 30, 2005 and March 31, 2005, respectively.
  Secured   long-term   loans  payable  to  banks,                      1,400,000                       1,400,000
    maturing  at  various   dates   through  2007.
    Interest  is payable at a variable  rate based
    on  TIBOR.  All  interest  is  converted  to a
    fixed  interest  rate  through  interest  rate
    swap   contracts.   Weighted   average   fixed
    interest  rates  were  1.132 % and  1.137 % at
    June   30,   2005   and   March   31,    2005,
    respectively.
  Long-term  installments loans payable at various                        270,365                         308,019
    dates through 2007.  Weighted average interest
    rates were 2.55 % and 2.55 % at June 30,  2005
    and March 31, 2005, respectively.
--------------------------------------------------------------------------------------------------------------------
  Total                                                                 4,057,365                       4,266,019
--------------------------------------------------------------------------------------------------------------------
  Less current portion                                                (3,187,023)                     (2,736,056)
--------------------------------------------------------------------------------------------------------------------
  Long-term borrowings, less current portion                              870,342                       1,529,963
--------------------------------------------------------------------------------------------------------------------

   The Company entered into interest rate swap contracts to manage its interest rate exposure resulting in a fixed interest rate for a portion of its long-term debt.
   On March 14, 2003, the Company entered into a long-term installment loan agreement with a leasing company to finance the payment for rental deposits given to other lessor for its new head office. The principal of the loan was JPY 270,365 thousand and JPY 308,019 thousand at June 30, 2005 and March 31, 2005, respectively, and the loan is secured by a first priority pledge against a claim for the guarantee deposits of JPY 1,705,036 thousand.
   Also, the Company provided banks with collateral for outstanding loans by means of establishing a second priority pledge against the refundable guarantee deposits.
   The Company entered into bank overdraft agreements with certain Japanese banks for which the unused balance outstanding as of June 30, 2005 and March 31, 2005, were JPY 1,891,613 thousand and JPY 1,890,367 thousand, respectively.
   The Company entered into a securities loan agreement with a financial institution in August 2004 and received JPY 1,530,400 thousand of cash in return of lent of securities as of June 30, 2005. These transactions were accounted for as secured borrowings and the cash received was recorded as payables under securities loan agreement and securities lent were recorded as other investments. The Company paid the interest on the payables with a variable rate of LIBOR plus 0.56%. The interest rate was 0.6349% as of June 30, 2005.
   The Company provided available-for-sale securities of JPY 1,910,200 thousand as stock lent for the securities loan agreement as of June 30, 2005.

6. COMMITMENTS AND CONTINGENT LIABILITIES

   The Company adopted FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.
   In December 2001, a class action complaint alleging violations of the federal securities laws was filed against the Company, naming IIJ, certain of its officers and directors as defendants, and underwriters of IIJ's initial public offering. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998 and such actions have been included in a single coordinate proceeding in the Southern District of New York. An amended complaint was filed on April 24, 2002 alleging, among other things, that the underwriters of IIJ's initial public offering violated the securities laws
(i) by failing to disclose in the offering's registration statement certain alleged compensation arrangements entered into with the underwriters' clients, such as undisclosed commissions or tie-in agreements to purchase stock in the after-market, and (ii) by engaging in manipulative practices to artificially inflate the price of IIJ's stock in the after-market subsequent to the initial public offering. On July 15, 2002, the Company joined in an `omnibus' motion to dismiss the amended complaint filed by the issuers and individuals named in the various coordinated cases. In June 2003, the Company approved a settlement with the plaintiffs in this matter. In June 2004, the Company along with the plaintiffs, the insurers, and virtually all of the other District Court for the Southern District of New York for preliminary approval. The settlement releases IIJ and the individual defendants for liability for the conduct alleged in the action. Under the settlement, the Company agreed to assign away, not assert, or release certain potential claims the Company may have against IIJ's underwriters. Approximately 260 defendant issuers participated in this settlement. As to financial impact on the Company, the settlement provides that the class members will be guaranteed $1 billion in recoveries by the insurers of the issuers. In addition to IIJ's portion of the proposed settlement, some of the continuing legal expenses incurred in connection with the partial settlement would be borne by IIJ's insurer based on the settlement agreement and an individual agreement between IIJ and IIJ's insurer. Consequently, the Company believes that there will be no significant financial impact on the Company as a result of this matter. This settlement requires final approval from United States of America district court.
   In addition to the foregoing, the Company is a party to other suits and claims that arise in the normal course of business. The negative adverse outcome of such suits and claims would not have a significant impact on the financial statements.

7. DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

Interest Rate Swap Agreement

   The Company is exposed to changes in interest rates that are associated with long-term bank borrowings. The Company's policy on managing the interest rate risk is to hedge the exposure to variability in future cash flows of floating rate interest payments on the long-term bank borrowings. In order to reduce cash flow risk exposures on floating rate borrowings, the Company utilizes interest rate swap agreements to convert a floating rate borrowing to a fixed rate borrowing.
   The Company is also exposed to credit-related losses in the event of non-performance by counterparties to interest rate swaps, but it is not expected that any counterparties will fail to meet their obligations, because counterparties are internationally recognized financial institution.

   Changes in fair value of interest rate swaps designated as hedging instruments is reported in accumulated other comprehensive income during the first quarter of FY2005, and full FY2004. These amounts subsequently are reclassified into interest expense as a yield adjustment in the same period in which the hedged bank borrowings affect earnings. The term, notional amount, and repricing date of interest rate swaps exactly match those of the long-term borrowings. The swap terms are "at the market," so they have zero value at inception. Thus, there was no ineffectiveness recognized in earning for the first quarter of FY2005 and full FY2004. At June 30, 2005, the notional amount of interest rate swap contracts amounted to JPY 1,400,000 thousand, and net derivative loss on those contracts totaled JPY 9,347 thousand.

8. SUBSEQUENT EVENTS

(For the first quarter of FY2005)

    On August 4, 2005, IIJ's board of directors resolved that IIJ would make a 1 to 5 stock split for shareholders of record listed in the register of shareholders as of the end of business on August 31, 2005, with the payable date of October 11, 2005. As a result of the split, we issued 153,440 shares of common stock.

    On July 7, 2005, IIJ's board of directors resolved that IIJ would purchase the stock of AIH, an equity method investee, from minority shareholders to acquire a 100% interest in AIH. On August 4, 2005, IIJ's board of directors resolved that IIJ would conclude a merger contract. IIJ merged with AIH in accordance to the contract of merger on October 1, 2005.

    On July 7, 2005, IIJ's board of directors resolved that IIJ would purchase the stock of MC, a majority-owned consolidated subsidiary, from minority shareholders to acquire a 100% interest in MC. On August 4, 2005, IIJ's board of directors resolved that IIJ would enter into a contract to transfer MC's systems integration business to IIJ-Tech, IIJ's majority-owned subsidiary, and merge MC into IIJ. IIJ merged MC in accordance with the merger contract on October 1, 2005. MC acquired 1,235 shares of IIJ-Tech newly issued upon the transfer of its systems integration business to IIJ-Tech, and the shares were transferred to IIJ in accordance to the merger.

 (5) Other

There are no applicable items.

[The document is a translation of the original version in the Japanese language]

                                                                       Exhibit 5

       IIJ Announces Second Quarter Results for the Year Ending
   March 31, 2006; Revenues and Profits Increased Significantly in
         Favorable Progress towards Our Initial Annual Target


    TOKYO & NEW YORK--(BUSINESS WIRE)--Nov. 9, 2005--Internet
Initiative Japan Inc. (Nasdaq: IIJI) ("IIJ"), one of Japan's leading Internet-access and comprehensive network solutions providers, today announced its financial results for the second quarter of the fiscal year ending March 31, 2006 ("FY2005").(1)

              Highlights of Second Quarter FY2005 Results

    -- Revenue totaled JPY 11,929 million ($105.3 million), an increase of 13.5% from 2Q04.
    -- Operating income was JPY 507 million ($4.5 million), an increase of 79.8% from 2Q04.
    -- Net income was JPY 1,001 million ($8.8 million), an increase of 336.6% from 2Q04.
    -- Results for the first half of FY2005 were as follows, and exceeded our initial targets. Revenues: JPY 21,809 million ($192.5 million), an increase of 13.7% compared to 1H04. Operating income: JPY 754 million ($6.7 million), an increase of 315.0% compared to 1H04.
        Net income: Turned positive to JPY 1,623 million ($14.3
                    million) from a loss of JPY 9 million in 1H04.

                          Target for FY2005(2)
    -- We maintain the target for FY2005 that we announced on May 27, 2005.

Overview of 2nd Quarter of FY2005 Financial Results and Business
Outlook(2)
----------------------------------------------------------------------

    "The favorable trend of increasing revenues and profits continued in 2Q05," said Koichi Suzuki, President and CEO of IIJ. "Total revenues jumped 13.5% compared to the same period last year and 20.7% sequentially mainly due to continued increases in sales of higher-margin network outsourcing and systems integration ("SI"). This was largely a reflection of the direction that we see the market and our business heading. Corporate customers are continuously requiring ever higher quality IP engineering skills and resources due to the constantly increasing volume of Internet traffic, escalating network and security threats, and expansion of internal network systems that are integrated with the Internet. In particular, SI in 2Q05 increased significantly because we succeeded in acquiring a number of new systems integration projects, including the connection of customers' sites with broadband lines, the construction and operation of a new mail server to assist customers with their continuously increasing number of e-mails, and the construction and operation of security systems for several customers to bolster their efforts at fighting spam and external attacks."
    "We are pleased that we successfully exceeded our initial targets for the first half of the fiscal year," said Akihisa Watai, CFO of IIJ. "We maintain our initial targets at this moment since we generally receive the largest portion of our SI revenues in the fourth quarter of our fiscal year."

    2nd Quarter FY2005 Financial Results

                       Operating Result Summary      (JPY in millions)

                                    1H05    1H04     YoY %     2Q05
                                                     change
----------------------------------------------------------------------
Total Revenues                     21,809  19,187       13.7% 11,929
----------------------------------------------------------------------
Total Costs                        17,991  16,297       10.4%  9,873
----------------------------------------------------------------------
SG&A Expenses and R&D               3,064   2,708       13.1%  1,549
----------------------------------------------------------------------
Operating Income                      754     182      315.0%    507
----------------------------------------------------------------------
Net Income                          1,623      (9) (18374.4%)  1,001
----------------------------------------------------------------------


                                    2Q04    YoY %     1Q05     QoQ %
                                            change            change
----------------------------------------------------------------------
Total Revenues                     10,512   13.5%       9,880  20.7%
----------------------------------------------------------------------
Total Costs                         8,854   11.5%       8,118  21.6%
----------------------------------------------------------------------
SG&A Expenses and R&D               1,376   12.5%       1,516   2.2%
----------------------------------------------------------------------
Operating Income                      282   79.8%         247 105.7%
----------------------------------------------------------------------
Net Income                            229  336.6%         623  60.7%
----------------------------------------------------------------------

Revenues
--------
    Revenues in 2Q05 totaled JPY 11,929 million, an increase of 13.5% from JPY 10,512 million in 2Q04 and an increase of 20.7% from JPY 9880 million in 1Q05.

                               Revenues              (JPY in millions)

                              2Q05   2Q04   YoY %     1Q05     QoQ %
                                           change             change
----------------------------------------------------------------------
Total Revenues              11,929  10,512  13.5%    9,880     20.7%
----------------------------------------------------------------------
Connectivity & VAS           5,767   5,508   4.7%    5,767      0.0%
----------------------------------------------------------------------
SI                           5,162   3,838  34.5%    3,840     34.4%
---------------------------------------------------------------------
Equipment Sales              1,000   1,166 (14.2%)     273    266.0%
----------------------------------------------------------------------

    Connectivity and Value-added Services ("VAS") revenues were JPY 5,767 million in 2Q05, an increase of 4.7 % from JPY 5,508 million in 2Q04 and almost flat compared to JPY 5,767 million in 1Q05.
    Dedicated access service revenues were JPY 2,695 million in 2Q05, a decrease of 4.8% compared to 2Q04 and a decrease of 1.9% compared to 1Q05. The decrease was mainly due to the failure of an increase in revenues from broadband services to offset a decrease in revenues from T1 Standard or IIJ Economy.
    Dial-up access service revenues were JPY 683 million in 2Q05, a decrease of 7.8% compared to 2Q04 and a decrease of 2.3% compared to 1Q05. The decrease from 2Q04 and 1Q05 is mainly due to the decrease in revenues from IIJ4U and OEM service revenues.
    VAS revenues were JPY 1,459 million in 2Q05, an increase of 19.5% compared to 2Q04 and an increase of 5.1% compared to 1Q05. The increase compared to 2Q04 and 1Q05 is mainly due to an increase in revenues from various types of packaged outsource services, such as security, e-mail and web hosting and network services such as managed router services.
    Other revenues were JPY 930 million in 2Q05, an increase of 30.0% compared to 2Q04 and a decrease of 0.3% compared to 1Q05. The increase from 2Q04 is mainly due to an increase in revenues from Wide-area Ethernet Services.
    SI revenues increased 34.5% to JPY 5,162 million in 2Q05 from JPY 3,838 million in 2Q04 and increased 34.4% from JPY 3,840 million in 1Q05. The increase from 2Q04 is mainly due to additional revenues from the purchase of the security system business operations of Yamatane Co. Ltd. in October 2004 and solid growth of revenues from outsourced operations. The increase from 1Q05 is mainly due to the significant increase in revenues from systems development projects and solid increase of revenues from outsourced operations.
    Equipment sales revenues were JPY 1,000 million in 2Q05, a decrease of 14.2% compared to 2Q04 and an increase of 266.0% compared to 1Q05. The increase from 1Q05 is due to the increase of sales of network equipment related to new system integration projects.

Cost and expense
----------------
    Cost of revenues was JPY 9,873 million in 2Q05, an increase of 11.5% compared to 2Q04 and an increase of 21.6% compared to 1Q05.

                           Cost of Revenues          (JPY in millions)

                              2Q05   2Q04   YoY %     1Q05     QoQ %
                                           change             change
----------------------------------------------------------------------
Total Costs:                 9,873   8,854  11.5%    8,118     21.6%
----------------------------------------------------------------------
Connectivity & VAS           4,988   4,780   4.3%    4,964      0.5%
----------------------------------------------------------------------
SI                           3,919   2,983  31.4%    2,910     34.7%
----------------------------------------------------------------------
Equipment Sales                966   1,091 (11.4%)     244    296.4%
----------------------------------------------------------------------

    Cost of Connectivity and VAS revenues was JPY 4,988 million, an increase of 4.3% compared to 2Q04 and almost flat compared to 1Q05. The increase from 2Q04 is mainly due to an increase in personnel expenses and cost for local access lines for Wide-area Ethernet Services. The gross-margin ratio for Connectivity and VAS in 2Q05 was 13.5%, compared to 13.2% in 2Q04 and 13.9% in 1Q05. The improvement from 2Q04 was mainly due to an increase in revenues from higher-margin VAS, and a decrease in backbone costs.
    Cost of SI revenues was JPY 3,919 million in 2Q05, an increase of 31.4% compared to 2Q04 and an increase of 34.7% compared to 1Q05. The gross margin ratio for SI in 2Q05 was 24.1%, compared to 22.3% in 2Q04 and 24.2% in 1Q05. The improvement in margin compared to 2Q04 was mainly due to the increase in higher-margin systems integration contracts.
    Sales and marketing expenses were JPY 800 million in 2Q05, an increase of 12.4% compared to 2Q04 and an increase of 4.1% compared to 1Q05. The increase from 2Q04 is mainly due to an increase in advertising and personnel expenses. The increase from 1Q05 is mainly due to an increase in advertising expenses.
    General and administrative expenses were JPY 699 million in 2Q05, an increase of 14.1% compared to 2Q04 and a decrease of 2.1% compared to 1Q05. The increase from 2Q04 is mainly due to an increase in personnel expenses.

Operating income
----------------

    Operating income was JPY 507 million in 2Q05, compared to JPY 282 million in 2Q04 and JPY 247 million in 1Q05. The increase from 2Q04 and 1Q05 was mainly due to increased gross-margins in Connectivity, VAS and SI.
    Other income (expenses) in 2Q05 was other income of JPY 590 million, compared to other expenses of JPY 10 million in 2Q04 and other income of JPY 435 million in 1Q05. The increase from 2Q04 and 1Q05 is mainly due to an increase in gain from sale of available-for-sale securities. The differences from 2Q04 also include the absence of interest payments for the convertible notes due March 31, 2005.
    Income tax expense for 2Q05 was JPY 44 million, compared to JPY 16 million in 2Q04 and JPY 38 million in 1Q05.
    Equity in net income of equity method investees amounted to JPY 30 million in 2Q05, compared to JPY 16 million in 2Q04 and JPY 3 million in 1Q05.
    Net income was JPY 1,001 million in 2Q05, compared to JPY 229 million in 2Q04 and JPY 623 million in 1Q05. The increase from 2Q04 and 1Q05 is mainly due to the increase in operating income, and an increase in gain from sale of available-for-sale securities.

2nd Quarter FY2005 Business Review
----------------------------------

Analysis by Service
-------------------
Connectivity and Value-added Services

             Number of Contracts for Connectivity Services

                                         2Q05      2Q04       1Q05
------------------------------------------------ --------- ----------
Dedicated Access Service Contracts       12,702     8,880     12,274
------------------------------------------------ --------- ----------
    IP Service (Low Bandwidth: 64kbps-
     768kbps)(3)                             61        71         65
------------------------------------------------ --------- ----------
    IP Service (Medium Bandwidth:
     1Mbps-99Mbps)(3)                       637       597        637
------------------------------------------------ --------- ----------
    IP Service (High Bandwidth: 100Mbps-)   143        93        131
------------------------------------------------ --------- ----------
    IIJ T1 Standard and IIJ Economy         182       358        208
------------------------------------------------ --------- ----------
    IIJ Data Center Connectivity Service    234       225        234
------------------------------------------------ --------- ----------
    IIJ FiberAccess/F and IIJ DSL/F
    (Broadband Services)                 11,445     7,536     10,999
------------------------------------------------ --------- ----------
Dial-up Access Service Contracts        663,527   711,637    677,207
------------------------------------------------ --------- ----------
    Dial-up Access Services, under IIJ
     Brand                               64,810    70,629     66,125
------------------------------------------------ --------- ----------
    Dial-up Access Services, OEM(4)     598,717   641,008    611,082
------------------------------------------------ --------- ----------
Total Contracted Bandwidth             151.0Gbps 104.9Gbps  140.9Gbps
------------------------------------------------ --------- ----------

    For the total number of contracts for dedicated access services, we continued a growth trend in 2Q05. In IP Services, which are mainly used for critical services for corporate customers, contracts for 100Mbps and higher increased significantly, and we increased the number of contracts for 1Gbps to 43 in 1Q05, from 33 in the previous quarter. The number of contracts for broadband services also continued to increase along with the increased systems integration projects for site connectivity.

            Connectivity and VAS Revenue Breakdown and Cost
                                                     (JPY in millions)

                                  2Q05   2Q04   YoY %   1Q05   QoQ %
                                               Change         change
--------------------------------------- ------ ------- ------ -------
Connectivity Service Revenues    3,378  3,572   (5.4%) 3,446   (2.0%)
--------------------------------------- ------ ------- ------ -------
  Dedicated Access Service
   Revenues                      2,695  2,832   (4.8%) 2,747   (1.9%)
--------------------------------------- ------ ------- ------ -------
    IP Service(5)                2,121  2,222   (4.6%) 2,166   (2.1%)
--------------------------------------- ------ ------- ------ -------
    IIJ T1 Standard and IIJ
     Economy                       113    228  (50.3%)   134  (15.7%)
--------------------------------------- ------ ------- ------ -------
    IIJ FiberAccess/F and IIJ
     DSL/F (Broadband Services)    461    382    20.7%   447     3.3%
--------------------------------------- ------ ------- ------ -------
  Dial-up Access Service Revenues  683    740   (7.8%)   699   (2.3%)
--------------------------------------- ------ ------- ------ -------
    Under IIJ Brand                457    501   (8.9%)   466   (2.0%)
--------------------------------------- ------ ------- ------ -------
    OEM                            226    239   (5.4%)   233   (3.0%)
--------------------------------------- ------ ------- ------ -------
VAS Revenues                     1,459  1,220    19.5% 1,388     5.1%
--------------------------------------- ------ ------- ------ -------
Other Revenues                     930    716    30.0%   933   (0.3%)
--------------------------------------- ------ ------- ------ -------
  Total Connectivity and
   VAS Revenues                  5,767  5,508     4.7% 5,767     0.0%
--------------------------------------- ------ ------- ------ -------
Cost of Connectivity and VAS     4,988  4,780     4.3% 4,964     0.5%
--------------------------------------- ------ ------- ------ -------
Backbone Cost (included in the
 cost of Connectivity and VAS)     846    877   (3.5%)   864   (2.0%)
--------------------------------------- ------ ------- ------ -------
Connectivity and VAS Gross
 Margin Ratio                     13.5%  13.2%          13.9%
--------------------------------------- ------ ------- ------ -------

    VAS revenues increased reflecting an increase in revenues from various types of packaged outsource services.
    Other revenues also increased steadily, mainly due to an increase in revenue from Wide-area Ethernet services in year-over-year comparison.
    Backbone costs declined in 2Q05 by 3.5% compared to 2Q04 and by 2.0% compared to 1Q05.

Systems Integration

                          Systems Integration
                      Revenue Breakdown and Cost
                                                     (JPY in millions)

                                    2Q05   2Q04  YoY %   1Q05  QoQ %
                                                 Change        change
---------------------------------- ------ ------ ------ ------ ------
Systems Integration Revenues       5,162  3,838   34.5% 3,840   34.4%
---------------------------------- ------ ------ ------ ------ ------
             Systems Integration   2,405  2,101   14.5% 1,193  101.5%
---------------------------------- ------ ------ ------ ------ ------
           Outsourced Operation    2,757  1,737   58.7% 2,647    4.2%
---------------------------------- ------ ------ ------ ------ ------
Cost of Systems Integration        3,919  2,983   31.4% 2,910   34.7%
---------------------------------- ------ ------ ------ ------ ------
Systems Integration Gross Margin
 Ratio                              24.1%  22.3%         24.2%
---------------------------------- ------ ------ ------ ------ ------

    Our SI projects are becoming bigger in scale as we include the whole stream of consulting, design, project management, implementation and operation. In 2Q05, SI revenues increased significantly due to an increase in SI development, and revenues from outsourced operations continued to increase steadily. In addition, the increase from 2Q04 reflected additional revenues from the purchase of the security system business operations of Yamatane Co. Ltd. ("Yamatane").

Equipment Sales

                   Equipment Sales Revenue and Cost
                                                     (JPY in millions)

                                    2Q05   2Q04   YoY %  1Q05  QoQ %
                                                 change        change
---------------------------------- ------ ------ ------- ----- ------
Equipment Sales Revenues           1,000  1,166  (14.2%)  273  266.0%
---------------------------------- ------ ------ ------- ----- ------
Cost of Equipment Sales              966  1,091  (11.4%)  244  296.4%
---------------------------------- ------ ------ ------- ----- ------
Equipment Sales Gross Margin Ratio   3.5%   6.5%         10.9%
---------------------------------- ------ ------ ------- ----- ------

Other Financial Statistics

                      Other Financial Statistics
                                                     (JPY in millions)

                                   2Q05   2Q04   YoY %   1Q05  QoQ %
                                                change         Change
--------------------------------- ------ ------ ------- ------ ------
Adjusted EBITDA(6)                1,517  1,275    19.0% 1,261   20.4%
--------------------------------- ------ ------ ------- ------ ------
CAPEX, including capital leases(7)  795  1,345  (40.9%)   533   49.1%
--------------------------------- ------ ------ ------- ------ ------
Depreciation and amortization(8)  1,010  1,012   (0.1%) 1,014  (0.4%)
--------------------------------- ------ ------ ------- ------ ------

Major Topics
------------

    ADS ratio change and stock split:
    On October 11, 2005, IIJ conducted a change in the ratio of its American Depositary Shares ("ADSs") to the shares of common stock of IIJ ("Shares") from 1 ADS = 1 / 2,000 of a Share to 1 ADS = 1 / 400 of a Share. IIJ also conducted a stock split (1 to 5) of Shares on the same day as the payable date.

    IIJ Group to complete corporate reorganization:
    In August 2005, IIJ Group announced a corporate reorganization to streamline its delivery of total network solutions. With the reorganization, IIJ Media Communications Inc. transferred its systems integration business to IIJ Technology Inc ("IIJ-Tech") and integrated its broadcasting business and application hosting business with IIJ through a merger. At the same time, Asia Internet Holding Co., Ltd. merged with IIJ. In October 2005, IIJ Group announced that the reorganization had been completed.

    Introduction of RFID Solution:
    In September 2005, IIJ announced the October 2005 release of the IIJ EPC Network Service that is based on the EPCglobal Network international standard. Radio Frequency Identification ("RFID") is an information exchange technology that uses radio IC tags. It provides the system components necessary to record, reference, and update RFID tag information over the Internet.

    IIJ-Tech to make investment in IPMobile incorporated:
    In September 2005, IIJ announced that the Board of Directors of IIJ-Tech decided to purchase stock from IPMobile Incorporated
("IPMobile") as part of a private placement to third-parties.
IIJ-Tech's participation was JPY 50 million, of the total value of the third-party stock allocation by IPMobile of JPY 875 million.

Reconciliation of Non-GAAP Financial Measures
---------------------------------------------
    The following table summarizes the reconciliation of adjusted EBITDA to net income according to the consolidated statements of operations that are prepared in accordance with accounting principles generally accepted in the U.S. and presented in Appendix 1:

                            Adjusted EBITDA
                                                     (JPY in millions)

                                                2Q05    2Q04   1Q05
---------------------------------------------- ------- ------ -------
Adjusted EBITDA                                 1,517  1,275   1,261
---------------------------------------------- ------- ------ -------
Depreciation and Amortization(9)               (1,010)  (993) (1,014)
---------------------------------------------- ------- ------ -------
Operating Income                                  507    282     247
---------------------------------------------- ------- ------ -------
Other Income (Expenses)                           590    (10)    435
---------------------------------------------- ------- ------ -------
Income Tax Expense                                 44     16      38
---------------------------------------------- ------- ------ -------
Minority Interests in (Earnings) Losses of
 Subsidiaries                                     (82)   (43)    (24)
---------------------------------------------- ------- ------ -------
Equity in Net Income (Loss) of Equity Method
 Investees                                         30     16       3
---------------------------------------------- ------- ------ -------
Net Income (Loss)                               1,001    229     623
---------------------------------------------- ------- ------ -------

    The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment according to the consolidated statements of cash flows that are prepared and presented in accordance with accounting principles generally accepted in the U.S. in Appendix 3:

                                 CAPEX
                                                     (JPY in millions)

                                                    2Q05  2Q04  1Q05
---------------------------------------------------- ---- ------ ----
Capital Expenditures                                 795  1,345  533
---------------------------------------------------- ---- ------ ----
Acquisition of Assets by Entering into
Capital Leases                                       681  1,294  320
---------------------------------------------------- ---- ------ ----
Purchase of Property and Equipment                   114     51  213
---------------------------------------------------- ---- ------ ----

    Target
    ------
    Our initial target for the interim and annual fiscal year and the interim results were as follows:

                                             Target
                                            Announced  1H05   Annual
                                            on May 27,        Target
                                              2005
------------------------------------------ ---------- ------- -------
Total Revenues                                19,980  21,809  46,330
------------------------------------------ ---------- ------- -------
Operating Income                                 550     754   2,320
------------------------------------------ ---------- ------- -------
Net Income                                     1,320   1,623   3,700
------------------------------------------ ---------- ------- -------

    Since we generally receive the largest portion of our SI revenues in the fourth quarter of our fiscal year, we maintain the initial annual target we announced on May 27, 2005.

Presentation
------------

    On November 9, 2005, IIJ will put a presentation of its results on its website. For details, please access the following URL:
http://www.iij.ad.jp/en/IR/.

    About Internet Initiative Japan Inc.
    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design.

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2005 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher margin services such as system integration and value-added services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

(1) Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. For all 2Q05 and 1H05 results, translations of Japanese yen amounts into US dollars are solely for the convenience of readers outside of Japan and have been made at the rate of JPY 113.29 = US$1.00, the approximate exchange rate on September 30, 2005. 2Q04 and 1H04 figures have been restated to reflect the change in income tax expense (benefit) previously announced by IIJ in its press release dated April 11, 2005.
(2) This Overview and Business Outlook contains forward-looking statements and projections such as statements regarding FY2005 revenues and operating and net income that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, but are not limited to, the factors noted at the end of this release and to the risk factors and other information included in IIJ's annual report on Form 20-F, filed with the SEC on August 3, 2005, as well as other filings and documents furnished to the Securities and Exchange Commission. IIJ plans to keep this press release publicly available on its Web site (www.iij.ad.jp), but may discontinue this practice at any time. IIJ intends to publish its next Overview and Business Outlook in its 3Q05 earnings release, presently scheduled for release in February 2006.
(3) Including IPv6 Services.
(4) OEM indicates Original Equipment Manufacturer.
(5) IP Service revenues includes revenues from Data Center
    Connectivity Service.
(6) Please refer to the Reconciliation of Non-GAAP Financial Measures on the next page.
(7) Please refer to the Reconciliation of Non-GAAP Financial Measures on the next page.
(8) Depreciation and amortization includes amortization of issuance cost of convertible notes in 2Q04.
(9) Depreciation and amortization excludes amortization of issuance cost of convertible notes that was included in other expenses in 2Q04.

                   INTERNET INITIATIVE JAPAN INC.
                   ------------------------------
          CONSOLIDATED STATEMENTS OF OPERATIONS(UNAUDITED)
          ------------------------------------------------
                      For the Three Months Ended
             Sep 30, 2005, Sep 30, 2004 and June 30, 2005
 (Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)
                 Except for Per Share and ADS Data)(1)

                                          Year-over-year Comparison
                                                Sep 30, 2005
                                        -----------------------------
                                                               % of
                                                              Total
                                         USD(1)      JPY     Revenues
                                        -------- ----------- --------
Revenues:
      Connectivity and value-added services:
      Dedicated access services          23,791   2,695,325     22.6%
      Dial-up access services             6,024     682,439      5.7
      Value-added services               12,875   1,458,557     12.2
      Other                               8,211     930,205      7.8
                                        -------- ----------- --------
            Total connectivity and
             value-added services        50,901   5,766,526     48.3

      Systems integration revenues       45,561   5,161,600     43.3
      Equipment sales                     8,833   1,000,701      8.4
                                        -------- ----------- --------
            Total revenues              105,295  11,928,827    100.0
                                        -------- ----------- --------

Costs and expenses:
Cost of connectivity and value-added
 services                                44,029   4,987,986     41.8
Cost of systems integration revenues     34,591   3,918,774     32.9
Cost of equipment sales                   8,527     966,095      8.1
                                        -------- ----------- --------
            Total costs                  87,147   9,872,855     82.8

Sales and marketing                       7,058     799,562      6.7
General and administrative                6,171     699,166      5.8
Research and development                    441      49,947      0.4
                                        -------- ----------- --------
            Total costs and expenses    100,817  11,421,530     95.7
                                        -------- ----------- --------

Operating income                          4,478     507,297      4.3
                                        -------- ----------- --------
Other income (expenses)                   5,204     589,617      4.9
                                        -------- ----------- --------
Income before income tax expense,
 minority interests and equity in net
 income of equity method investees        9,682   1,096,914      9.2
                                        -------- ----------- --------

Income tax expense                          387      43,900      0.4
Minority interests in earnings of
 subsidiaries                              (722)    (81,777)    (0.7)
Equity in net income of equity method
 investees                                  260      29,403      0.3
                                        -------- ----------- --------
Net income                                8,833   1,000,640      8.4%
                                        ======== =========== ========

Basic Net Income Per Share                           26,128
Diluted Net Income Per Share                         26,087
Basic Net Income Per ADS Equivalent                   13.06
Diluted Net Income Per ADS Equivalent                 13.04
Weighted Average Number of Shares                    38,298
Weighted Average Number of Shares
 (including potential shares)                        38,358
Weighted Average Number of ADS
 Equivalents                                     76,595,702
Weighted Average Number of ADS Equivalents
 (including potential shares)                    76,715,032


                                          Year-over-year Comparison
                                                 Sep 30, 2004
                                       ------------------------------
                                                     % of
                                                    Total      YOY
                                           JPY     Revenues   Chg %
                                       ----------- -------- ---------
Revenues:
      Connectivity and value-added services:
      Dedicated access services         2,832,355     27.0%    (4.8%)
      Dial-up access services             739,957      7.0      (7.8)
      Value-added services              1,220,119     11.6      19.5
      Other                               715,617      6.8      30.0
                                       ----------- -------- ---------
            Total connectivity and
             value-added services       5,508,048     52.4       4.7

      Systems integration revenues      3,837,711     36.5      34.5
      Equipment sales                   1,166,569     11.1     (14.2)
                                       ----------- -------- ---------
            Total revenues             10,512,328    100.0      13.5
                                       ----------- -------- ---------

Costs and expenses:
Cost of connectivity and value-added
 services                               4,780,268     45.5       4.3
Cost of systems integration revenues    2,982,577     28.3      31.4
Cost of equipment sales                 1,090,870     10.4     (11.4)
                                       ----------- -------- ---------
            Total costs                 8,853,715     84.2      11.5

Sales and marketing                       711,661      6.8      12.4
General and administrative                612,526      5.8      14.1
Research and development                   52,237      0.5      (4.4)
                                       ----------- -------- ---------
            Total costs and expenses   10,230,139     97.3      11.6
                                       ----------- -------- ---------

Operating income                          282,189      2.7      79.8
                                       ----------- -------- ---------
Other income (expenses)                   (10,188)    (0.1) (5,887.4)
                                       ----------- -------- ---------
Income before income tax expense,
 minority interests and equity in
 net income of equity method investees    272,001      2.6     303.3
                                       ----------- -------- ---------
Income tax expense                         15,506      0.1     183.1
Minority interests in earnings of
 subsidiaries                             (42,837)    (0.4)     90.9
Equity in net income of equity method
 investees                                 15,548      0.1      89.1
                                       ----------- -------- ---------
Net income                                229,206      2.2%    336.6%
                                       =========== ======== =========

Basic Net Income Per Share                  5,983
Diluted Net Income Per Share
Basic Net Income Per ADS Equivalent          2.99
Diluted Net Income Per ADS Equivalent
Weighted Average Number of Shares          38,312
Weighted Average Number of Shares
 (including potential shares)
Weighted Average Number of ADS
 Equivalents                           76,623,702
Weighted Average Number of ADS
 Equivalents (including potential
 shares)
                                               Sequential Comparison
                                                   June 30, 2005
                                          ---------------------------
                                                        % of
                                                       Total    QOQ
                                              JPY     Revenues Chg %
                                          ----------- -------- ------
Revenues:
      Connectivity and value-added services:
      Dedicated access services            2,746,900     27.8% (1.9%)
      Dial-up access services                698,670      7.1   (2.3)
      Value-added services                 1,387,893     14.1    5.1
      Other                                  933,120      9.4   (0.3)
                                          ----------- -------- ------
            Total connectivity and value-
             added services                5,766,583     58.4   (0.0)

      Systems integration revenues         3,840,075     38.9   34.4
      Equipment sales                        273,438      2.7  266.0
                                          ----------- -------- ------
            Total revenues                 9,880,096    100.0   20.7
                                          ----------- -------- ------

Costs and expenses:
Cost of connectivity and value-added
 services                                  4,963,835     50.2    0.5
Cost of systems integration revenues       2,910,262     29.5   34.7
Cost of equipment sales                      243,699      2.5  296.4
                                          ----------- -------- ------
            Total costs                    8,117,796     82.2   21.6

Sales and marketing                          767,801      7.8    4.1
General and administrative                   713,917      7.2   (2.1)
Research and development                      33,904      0.3   47.3
                                          ----------- -------- ------
            Total costs and expenses       9,633,418     97.5   18.6
                                          ----------- -------- ------

Operating income                             246,678      2.5  105.7
                                          ----------- -------- ------
Other income (expenses)                      435,233      4.4   35.5
                                          ----------- -------- ------
Income before income tax expense,
 minority interests and equity in
 net income of equity method investees       681,911      6.9   60.9
                                          ----------- -------- ------
Income tax expense                            38,111      0.4   15.2
Minority interests in earnings of
 subsidiaries                                (23,855)    (0.2) 242.8
Equity in net income of equity method
 investees                                     2,729      0.0  977.4
                                          ----------- -------- ------
Net income                                   622,674      6.3%  60.7%
                                          =========== ======== ======

Basic Net Income Per Share                    16,254
Diluted Net Income Per Share
Basic Net Income Per ADS Equivalent             8.13
Diluted Net Income Per ADS Equivalent
Weighted Average Number of Shares             38,309
Weighted Average Number of Shares
 (including potential shares)
Weighted Average Number of ADS
 Equivalents                              76,618,779
Weighted Average Number of ADS
 Equivalents (including potential shares)

Note(1):The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Sep 30, 2005 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 113.29 =$1, the approximate rate of exchange on Sep 30, 2005.


                                                            Appendix 2
                    INTERNET INITIATIVE JAPAN INC.
                   ---------------------------------
                         CONSOLIDATED BALANCE
                           SHEETS(UNAUDITED)
                   ---------------------------------
          As of Sep 30, 2005, Sep 30, 2004 and June 30, 2005
             (Expressed in Thousands of Japanese Yen (JPY)
                      and U.S. Dollars (USD)) (1)

                                Sep 30, 2005
                           -------------------------------------------
                            USD (1)      JPY               %
                           --------- ------------ --------------------
ASSETS
------
Current Assets:
Cash and cash equivalents    61,378    6,953,496         19.3%
Short-term investments            -            -            -
Accounts receivable, net     59,007    6,684,910         18.5
Inventories                   2,527      286,367          0.8
Prepaid expenses              8,737      989,785          2.7
Other current assets          1,282      145,243          0.4
                           --------- ------------ --------------------
    Total current assets    132,931   15,059,801         41.7

Investments in and Advances
 to Equity Method Investees   3,996      452,702          1.3
Other Investments            71,044    8,048,512         22.3
Property and Equipment,
 net                         80,704    9,142,951         25.3
Guarantee Deposits           18,537    2,100,008          5.8
Other Assets                 11,621    1,316,561          3.6
                           --------- ------------ --------------------
            Total assets    318,833   36,120,535        100.0%
                           ========= ============ ====================

LIABILITIES AND
SHAREHOLDERS' EQUITY
--------------------
Current Liabilities:
Short-term borrowings        43,447    4,922,177         13.6%
Payable under securities
 loan agreement              13,403    1,518,400          4.2
Accounts payable             45,953    5,205,982         14.4
Accrued expenses              4,554      515,976          1.5
Other current liabilities     6,975      790,194          2.2
Long-term borrowings-
 current portion             22,403    2,537,997          7.0
Convertible notes                 -            -            -
Capital lease obligations-
 current portion             23,974    2,716,030          7.5
                           --------- ------------ --------------------
Total current liabilities   160,709   18,206,756         50.4

Long-term Borrowings          9,361    1,060,476          2.9
Capital Lease Obligations-
 Noncurrent                  34,397    3,896,848         10.8
Accrued Retirement and
 Pension Costs                1,600      181,289          0.5
Other Noncurrent
 Liabilities                  3,418      387,259          1.1
                           --------- ------------ --------------------
    Total liabilities       209,485   23,732,628         65.7
                           --------- ------------ --------------------
Minority Interest             8,896    1,007,787          2.8
                           --------- ------------ --------------------

Shareholders' Equity:
Common stock                121,506   13,765,372         38.1
Additional paid-in capital  208,647   23,637,628         65.4
Accumulated deficit        (289,617) (32,810,738)       (90.8)
Accumulated other
 comprehensive income        60,659    6,872,096         19.0
Treasury stock                 (743)     (84,238)        (0.2)
                           --------- ------------ --------------------
    Total shareholders'
          equity            100,452   11,380,120         31.5
                           --------- ------------ --------------------
    Total liabilities
     and shareholders'
     equity                 318,833   36,120,535        100.0%
                           ========= ============ ====================


                                Sep 30, 2004         June 30, 2005
                             ------------------- ---------------------
                                 JPY        %        JPY          %
                             ------------ ------ ------------ --------
ASSETS
------
Current Assets:
Cash and cash equivalents     11,802,165   27.4%   5,106,388     15.1%
Short-term investments                 -      -      304,628      0.9
Accounts receivable, net       6,739,000   15.6    5,792,808     17.2
Inventories                      262,180    0.6      265,286      0.8
Prepaid expenses                 652,061    1.5    1,263,409      3.8
Other current assets             106,364    0.3       80,797      0.2

                             ------------ ------ ------------ --------
    Total current assets      19,561,770   45.4   12,813,316     38.0

Investments in and Advances
 to Equity Method Investees      783,933    1.8      677,035      2.0
Other Investments             10,657,082   24.7    7,882,229     23.4
Property and Equipment,
 net                           9,045,349   21.0    9,155,981     27.1
Guarantee Deposits             2,080,345    4.8    2,091,237      6.2
Other Assets                     963,895    2.3    1,124,441      3.3
                             ------------ ------ ------------ --------
    Total assets              43,092,374  100.0%  33,744,239    100.0%
                             ============ ====== ============ ========

LIABILITIES AND
SHAREHOLDERS' EQUITY
--------------------
Current Liabilities:
Short-term borrowings          5,732,204   13.3%   4,723,387     14.0%
Payable under securities
 loan agreement                  816,800    1.9    1,530,400      4.5
Accounts payable               4,502,356   10.5    3,665,233     10.9
Accrued expenses                 448,585    1.0      523,478      1.6
Other current liabilities        604,868    1.4      918,829      2.7
Long-term borrowings-
 current portion               1,650,139    3.8    3,187,023      9.4
Convertible notes             11,088,000   25.7            -        -
Capital lease obligations-
 current portion               2,491,070    5.8    2,718,759      8.1
                             ------------ ------ ------------ --------
    Total current
     liabilities              27,334,022   63.4   17,267,109     51.2

Long-term Borrowings           1,732,473    4.0      870,342      2.6
Capital Lease Obligations-
 Noncurrent                    3,620,613    8.4    3,950,359     11.7
Accrued Retirement and
 Pension Costs                   102,224    0.3      169,460      0.5
Other Noncurrent
 Liabilities                     300,190    0.7      246,818      0.7
                             ------------ ------ ------------ --------
    Total liabilities         33,089,522   76.8   22,504,088     66.7
                             ------------ ------ ------------ --------
Minority Interest                945,572    2.2    1,053,212      3.1
                             ------------ ------ ------------ --------

Shareholders' Equity:
Common stock                  13,765,372   31.9   13,765,372     40.8
Additional paid-in capital    23,637,628   54.9   23,637,628     70.0
Accumulated deficit          (37,349,204) (86.7) (33,811,378)  (100.2)
Accumulated other
 comprehensive income          9,047,484   21.0    6,679,555     19.8
Treasury stock                   (44,000)  (0.1)     (84,238)    (0.2)
                             ------------ ------ ------------ --------
    Total shareholders'
          equity               9,057,280   21.0   10,186,939     30.2
                             ------------ ------ ------------ --------
    Total liabilities and
     shareholders' equity     43,092,374  100.0%  33,744,239    100.0%
                             ============ ====== ============ ========

Note(1):The translations of Japanese yen amounts into US dollar amounts with respect to Sep 30, 2005 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 113.29 =$1, the approximate rate of exchange on Sep 30, 2005.


                                                            Appendix 3

                    INTERNET INITIATIVE JAPAN INC.
                   --------------------------------
      CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
      -----------------------------------------------------------
                      For the Three Months Ended
            Sept 30, 2005, Sept 30, 2004 and June 30, 2005
             (Expressed in Thousands of Japanese Yen (JPY)
                      and U.S. Dollars (USD)) (1)

                                Sept 30,         Sept 30,    June 30,
                                  2005            2004        2005
                          -------------------- ----------- -----------
                          USD (1)      JPY         JPY         JPY
                          -------- ----------- ----------- -----------
Operating Activities:
  Net income                8,832   1,000,640     229,206     622,674
  Depreciation and
   amortization             8,916   1,010,139   1,011,532   1,013,745
  Provision for (reversal
   of) doubtful accounts      (15)     (1,673)     19,968      (5,339)
  Equity in net income of
   equity method investees   (260)    (29,403)    (15,548)     (2,729)
  Minority interests in
   earnings of
   subsidiaries               722      81,777      42,837      23,855
  Foreign exchange gains      (36)     (4,131)    (14,152)     (6,278)
  Net gains on other
   investments             (5,826)   (660,039)    (98,103)   (488,758)
  Decrease (increase) in
   accounts receivable     (7,033)   (796,785) (1,396,506)  1,621,419
  Increase (decrease) in
   accounts payable        11,228   1,272,038     566,837  (1,132,992)
  Decrease (increase) in
   inventories               (186)    (21,081)    149,969    (125,190)
  Deferred income taxes       (94)    (10,681)          -      18,343
  Other                     1,136     128,646     542,953    (511,252)
                          -------- ----------- ----------- -----------
  Net cash provided by
   operating activities    17,384   1,969,447   1,038,993   1,027,498
                          -------- ----------- ----------- -----------

Investing Activities:
  Purchase of property
   and equipment           (1,008)   (114,208)    (51,435)   (213,485)
  Purchase of subsidiary
   stock                   (1,696)   (192,142)          -           -
  Proceeds from sales and
   redemption of short-
   term and other
   investments              8,663     981,420     125,281     514,460
  Acquisition of a newly
   controlled company, net
   of cash acquired         2,025     229,457           -           -
  Purchase of short-term
   and other investment        (7)       (844)     (3,083)   (299,311)
  Payment of guarantee
   deposits-net               (64)     (7,256)    (19,193)    (39,210)
  Other                       (68)     (7,655)        904      (5,450)
                          -------- ----------- ----------- -----------
  Net cash provided by
   (used in) investing
   activities               7,845     888,772      52,474     (42,996)
                          -------- ----------- ----------- -----------

Financing Activities:
  Proceeds from long-term
   borrowings               8,827   1,000,000   1,000,000           -
  Repayments of long-term
   borrowings             (12,878) (1,458,892) (1,436,943)   (208,654)
  Proceeds from securities
   loan agreement          15,313   1,734,800     816,800           -
  Repayments of securities
   loan agreement         (15,419) (1,746,800)          -    (199,120)
  Principal payments under
   capital leases          (6,609)   (748,762)   (688,418)   (766,807)
  Net increase (decrease)
   in short-term
   borrowings               1,755     198,790     369,203      (1,246)
                          -------- ----------- ----------- -----------
  Net cash provided by
   (used in) financing
   activities              (9,011) (1,020,864)     60,642  (1,175,827)
                          -------- ----------- ----------- -----------
Effect of Exchange Rate
 Changes on Cash               86       9,753      22,853      11,236
                          -------- ----------- ----------- -----------
Net Increase (Decrease) in
 Cash                      16,304   1,847,108   1,174,962    (180,089)
                          -------- ----------- ----------- -----------
Cash , Beginning of Period 45,074   5,106,388  10,627,203   5,286,477
                          -------- ----------- ----------- -----------
Cash, End of Period        61,378   6,953,496  11,802,165   5,106,388
                          ======== =========== =========== ===========

Note(1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Sept 30, 2005 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY113.29 =$1, the approximate rate of exchange on Sept 30, 2005.


    CONTACT: Internet Initiative Japan Inc.
             Corporate Communications:
             Taisuke Ono or Naoshi Yoneyama
             +81-3-5259-6500
             E-mail: ir@iij.ad.jp
             http://www.iij.ad.jp/